ARS

2002 ANNUAL REPORT

P.E. 12-31-02

PARK NATIONAL CORPORATION

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2002	2001	Percent Change
Earnings:			
Total interest income	**$ 287,920**	$ 320,348	–10.12%
Total interest expense	**82,588**	127,404	–35.18%
Net interest income	**205,332**	192,944	6.42%
Net income	**85,579**	78,362	9.21%
Per Share:			
Net income — basic	**6.17**	5.59	10.38%
Net income — diluted	**6.15**	5.58	10.22%
Cash dividends declared	**3.11**	2.89	7.61%
Cash dividends paid	**3.04**	2.84	7.04%
Book value (end of period)	**36.93**	33.60	9.91%
At Year-End:			
Total assets	**$4,446,625**	$4,569,515	–2.69%
Deposits	**3,495,135**	3,314,203	5.46%
Loans	**2,692,187**	2,795,808	–3.71%
Investment securities	**1,383,142**	1,464,179	–5.53%
Total borrowed funds	**376,104**	710,851	–47.09%
Stockholders' equity	**509,292**	468,346	8.74%
Ratios:			
Return on average equity	**17.56%**	17.33%	—
Return on average assets	**1.93%**	1.84%	—
Efficiency ratio	**46.02%**	47.11%	—

NET INCOME *(millions)*


2002
$85.6
2001
$78.4
2000
$68.5
1999
$63.8
1998
$62.6

EARNINGS PER SHARE *(diluted)*


2002
$6.15
2001
$5.58
2000
$4.81
1999
$4.43
1998
$4.33

RETURN ON AVERAGE EQUITY


2002
17.6%
2001
17.3%
2000
16.6%
1999
15.6%
1998
16.1%

RETURN ON AVERAGE ASSETS


2002
1.93%
2001
1.84%
2000
1.65%
1999
1.62%
1998
1.72%

During 2002, Park National Corporation made no mergers or acquisitions. The good news is that because of this you will not have to put up with our grousing about having to restate prior years' earnings and read our labored explanations of why the earnings we are reporting to you are misleading, bad for your digestion, etc. The bad news is—well, actually we do not consider a year without acquisitions to be bad news. As we've said (perhaps too often), we like to grow by affiliating with good banks —ideally with good management in place—that can make us more profitable. In some years, such deals are not available. We are not interested in getting bigger simply for the sake of getting bigger.

So the numbers this year are pretty straightforward. Looking at earnings on the Financial Highlights page (the page immediately in front of this letter), you'll notice a couple of things that, although they occur every year, can be confusing and should be explained. For instance, the per share net income is reported twice, both as "basic," $6.17 and as "diluted," $6.15. This small difference results from our stock option plan. Because we have purchased shares to satisfy the options the company has granted, and these shares are not currently outstanding, they do not share the 2002 net income of $85.6 million. *Only the shares actually outstanding at year-end share these* "basic" earnings. However, if the options had been exercised and the shares had been outstanding on December 31, 2002, then our earnings per share would have been two cents lower; our earnings would have been "diluted." Businesses generally emphasize "diluted" earnings figures, and use them for comparative purposes.

Our total net income last year increased $7.2 million from $78.4 million to $85.6 million, or by 9.21 percent. This was a full percent less than the percentage increase in per share income of 10.22 percent. Why? Here again the answer has to do with outstanding stock. From time to time, when the price seems attractive, we purchase our own stock in the market. When the total earnings are divided by a smaller number of shares outstanding, the per share income increases.

Our goal each year is to present our results to you simply, understandably, and in a manner that is consistent from year to year. This isn't ever easy, and because of accounting conventions that are necessary for investors to compare different companies and different businesses, too often the schedules and tables on these pages are confusing, to say the least. Some companies, however, take quite a different approach. Indeed some seem bent on hiding their income, that is, their "net income." Plain, old-fashioned net income is reported someplace in their financial statements, but it takes some looking to find it. It is seldom mentioned in the shareholders' letter. Rather, reference is made to *operating income,* or *income from continuing operations,* or *pro forma income,* or *income before restructuring charges*—everything but *net income.* What is being said in effect is, "Except for the fact that we did some things that reduced our income this year, our income would have been..." Here is an analogy between this practice and golf. Paraphrased to fit banking it goes something like this:

> In golf, my score is frequently below par. Since I do not consider bad shots to be *normal operating performance,* I look upon them as *non-recurring,* and do not count them. Further, since I have plans to *restructure* my putting stroke, I only count the swings I take before reaching the green.

So, after all that, the short answer is that our "net income" was up in 2002 about 9 percent. We think that was a pretty good year, both because it was a tough year and because we suspect, although we do not yet have final figures, that our peers' results were something a good deal less than sensational.

Look again at the Financial Highlights page. (We don't mean to suggest that this is the only page you should study in this report. Everything that follows is important and provides the details that allow for a thorough analysis of our situation.) You will notice that our assets actually fell during 2002. This is unusual but not alarming. Our deposits, thought of by bankers as our life blood, increased by about 5 1/2 percent. The reduction in total assets resulted from reducing our outside borrowing by almost 50 percent. Unlike deposits, which we like to have and to hold, our borrowings are volatile and used to meet specific needs.

What is alarming is the reduction in loans. In 2002, the loss of loans hit us like a double whammy. Totals went down $100 million and the average earning rate on loans fell by more than one percent. The result was a reduction of $32 million in interest income, our chief source of earnings. Parenthetically, we should add that the situation would have been worse had it not been for our very effective securities portfolio managers and the additional interest income they generated.

Fortunately, when the interest we earn on our assets (loans and securities) goes down, so does the interest we pay on deposits and borrowed money. If a bank does a reasonable job of matching the maturities of its assets and liabilities, the loss of interest income should be offset in large part by the reduction in interest expense. For Park National Corporation, interest expense fell even more than interest income so that our net interest income increased by something more than $12 million.

As interest rates fell during 2002, the volume of mortgage loans being rewritten soared. Each time mortgage rates fell, another wave of customers came into our banks to refinance their loans. Homeowners are smart people, and when interest rates are low they want to finance their homes at fixed rates to protect them against higher rates that will surely come in the future. The same logic instructs us to avoid holding low fixed-rate loans that at some later time will have to be financed with high-rate deposits. Happily there is a win-win solution for our banks and our customers. We are able to originate and service residential real estate loans for our customers without having to use our deposits to finance these transactions. *From the customers' standpoint this means that they obtain their loans* from their local bank, they make their payments to their local bank, and any questions and problems they have will be solved by their local bank. No automated 800 numbers, just real people taking care of them.

The fees we earned on these transactions increased by almost 30 percent, providing an important portion of our total non-interest income, which was up by some $6 million, to exceed $51 million for the year. We should add that we got more than our share of this business because of the extraordinary and sustained efforts of all of the people associated with the residential real estate lending area. Those who processed these loans deserve particular praise. First for weeks and then for months on end, they came to work early and stayed late so that, even when the level of activity was most hectic, we could minimize for our customers the number of days between the application for a loan and the closing.

To conclude and summarize these remarks on our earnings: for the year net income was up 9.2 percent, and per share income increased 10.2 percent. What we lost on the oranges, we made up on the bananas. Not exactly, but during a year of falling interest rates, what we lost in interest income we saved in interest expense. In addition, we made a good deal of money on fees, particularly, as explained above, by refinancing fixed-rate mortgage loans.

Each year we charge off loans. Depending on the type of loan, we have different criteria for the charge-off decision. Basically, however, we charge off loans that we think are going to involve losses. Each year we also recover loans, or parts of loans, that were previously charged-off. Where bad loans are concerned, we do not follow the dictum, "out of sight, out of mind." In 2002 we had large charge-offs. Very large for us. We charged off $20 million in bad loans. This bad news was offset in part by the recovery of previously charged-off loans of $7 million. This brought our net charge-offs to $13 million, which was taken from our reserve of $60 million. We replenished this reserve for losses by charging current earnings $15 million so that at the end of the year the reserve had increased by $2 million to $62 million. Hopefully, all that concentrated arithmetic doesn't give you a headache.

During 2002, the Park National Corporation and The Park National Bank lost a valued director and friend, John L. Warner. Mr. Warner's father and grandfather preceded him as bank directors. His grandfather was a founding director and the second president of The Park National Bank.

James A. McElroy retired from our board last year. Mr. McElroy joined Park following our affiliation with First-Knox National Bank, where he was a board member for nearly 30 years. He was consistent and enthusiastic in his support of this company, and he will be missed.

Several important personnel changes among our officers occurred last year and more are scheduled for early this year. Gordon E. Yance became President of First-Knox replacing David L. Trautman, who will now serve as Chairman of that bank. Mr. Trautman returned to Newark as Executive Vice President of The Park National Bank. In this capacity, he will share some of the burden of executive management with our President.

Two senior officers of The Park National Bank retired recently. David C. Bowers, Executive Vice President, came to us sixteen years ago with extensive and varied banking experience. At the time we were searching for two people, one to head up the operations area of our bank and a second to assume the role of Chief Financial Officer. Dave took both jobs, and his expertise and sound judgement were of incalculable value as we grew and expanded during his tenure.

H. David Schuman's banking career spans 34 years. He rose through the ranks of commercial lenders and became the senior lending officer of both Park Bank and Park Corporation. When the banking law in Ohio was amended to allow it, Dave opened the first out-of-county office for the Park Bank in Columbus. His job was to sell Franklin County businesses on leaving their current banks and coming to Park, a much smaller bank headquartered in Newark that they had, in all probability, never heard of. His sales pitch was that as depositors they should forgo their accustomed choices of dozens of conveniently located branches and choose instead to do business at our single office located on the eighth floor of a downtown office building with no parking. As borrowers they could anticipate paying higher interest rates than they were used to. We have never been quite sure just how he used those arguments to land new customers, but he did and the office grew and thrived under his leadership. We used this model to open offices in Cincinnati and Dayton.

At the end of the first quarter of this year, one of the signers of this letter plans to retire. The other two of us have tried everything we could think of to prevent this. We have reasoned with him, we have coaxed, cajoled, and inveigled, we have even considered threatening him—but all to no avail. Harry O. Egger wants to retire, and considering all he has done for banking in general and The Security National Bank and Trust Company in particular, he richly deserves to be allowed to do so in peace. Harry has been a banker for 44 years. Twenty-seven of those years were spent at Security National. He has run the bank since 1981. He is well known throughout the state as one of the very best bankers in Ohio. His bank is terrifically successful, his customers and employees love him, and he is a leader in Springfield and Clark County. Harry will continue as Chairman of the Security Bank, as well as Vice Chairman of Park National Corporation.

Continuity of management is a fundamental belief at this company, and that is exactly what will be accomplished by having William C. Fralick succeed Mr. Egger. Because of the many years Bill Fralick has worked at the Security Bank with Harry Egger, because of his knowledge of and devotion to the communities served by the bank, and because he is a first-rate banker, Bill is uniquely qualified to assume the role of Chief Executive Officer.

For much of the last year we have been involved in a technology review at all of our banks. David Trautman heads a group that includes the presidents of all of our banks as well as our top technology specialists. We have even hired outside consultants, an expense we generally try to avoid. Like most banks, we've spent a great deal on technology in recent years, with the result that we are up to date with the best tools for our customers and our associates. We are now trying to determine if we can increase efficiency and, at the same time, reduce costs if we standardize the way we use technology. We have invited several vendors to make presentations and will be reaching a decision soon.

For many years we have conducted, on an irregular basis, employee opinion surveys. These are done corporate-wide and everyone, from bottom to top, participates. They are made up of multiple-choice questions, and at the end, all are invited to write any observations they may care to contribute. The surveys are bundled up and sent to the firm that created the questionnaire. The hand-written comments are typed—misspellings, profanities and all—to protect the identities of the participants. We know that our people believe in this anonymity or they would never offer some of the comments that we find. We do, however, take the results very seriously. These surveys are costly, and all of us invest a fair amount of time and thought in completing them. We form committees composed of persons from all areas and at all levels of our banks who work together to interpret the results and address the concerns expressed. As you might imagine we learned from this most recent survey that those who work here all agree that we are underpaid and overworked. Still, by and large we all feel fortunate to be associated with Park National Corporation affiliated organizations, and believe that we are treated fairly and with respect.

This letter has perhaps been overlong, but we only put you through this once a year. We're proud of this place and we want you to know as much about it as possible. You have expressed your confidence in Park through the purchase—and retention—of stock in this corporation. We pledge, on behalf of ourselves and all of our associates, to work hard to deserve your confidence.

As owners of Park National Corporation, we can all enhance the value of our investment by actively seeking new business for our banks. Start with your own banking business and then refer prospects to us, or us to prospects. Either way, we will follow up and do our best to turn each prospect into a customer.

William T. McConnell
Chairman

Harry O. Egger
Vice Chairman

C. Daniel DeLawder
President

TABLE OF CONTENTS

STOCK LISTING:

AMEX Symbol – PRK
CUSIP #700658107

GENERAL STOCKHOLDER INQUIRIES:

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the Plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

First-Knox National Bank
P.O. Box 1270
One South Main Street
Mount Vernon, Ohio 43050
800/837-5266 Ext. 5208

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2002) are available on our website by clicking on the Documents/SEC Filings section of the Investor Relations page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

main@parknationalbank.com

David L. Trautman
dtrautman@parknationalbank.com



Back Row Standing: **Harry O. Egger** - Vice Chairman; **D.C. Fanello** - Vice Chairman, Shiloh Corporation; **Howard E. LeFevre** - Chairman of the Board, Freight Service, Inc.; **Maureen Buchwald** - Owner, Glen Hill Orchard; **John J. O'Neill** - Chairman, Southgate Corporation

Middle Row: **C. Daniel DeLawder**, President; **J. Gilbert Reese** - Senior Partner, Reese, Pyle, Drake & Meyer, P.L.L.; **William T. McConnell** - Chairman; **Rick R. Taylor** - President, Jay Industries, Inc.

Front Row Seated: **James J. Cullers** - Of Counsel, Zelkowitz, Barry & Cullers; **R. William Geyer** - Partner, Kincaid, Taylor & Geyer; **William A. Phillips** - Chairman, Century National Bank

CENTURY NATIONAL BANK DIRECTORS



Michael L. Bennett
Vice President of
Corporate Affairs
The Longaberger Company



Ronald A. Bucci
Co-Owner
Buckeye Stoneware
Partner in Fineline
Imprints



R. William Geyer
Partner
Kincaid, Taylor and Geyer



John W. Kozak
Senior Vice President
and
Chief Financial Officer
The Park National Bank



Henry C. Littick II
President
Southeastern Ohio
Broadcasting Systems Inc.



Thomas M. Lyall
President



William A. Phillips
Chairman



James L. Shipley
President
Miller-Lynn Insurance
Service and Smith-Brogan
Insurance Agency



Thomas L. Sieber
President and CEO
Genesis HealthCare
System



Dr. Anne C. Steele
President
Muskingum College



Dr. Robert J. Thompson
Neurologist
Neurological Associates
of SE Ohio, Inc.

THE CITIZENS NATIONAL BANK DIRECTORS



William C. Fralick
President
Security National Bank



Dr. Robert Head
President
Urbana University



Robert McConnell
President
Desmond-Stephan Mfg. Co.



Charles R. Saxbe
Partner
Chester, Willcox & Saxbe



Ralph Smucker
Owner
Smucker Insurance Agency



Ronald Welch
Farmer



James R. Wilson
President



John Wing
Farmer

FAIRFIELD NATIONAL DIVISION ADVISORY BOARD DIRECTORS



Charles P. Bird, Ph.D.
Vice President
Regional Higher Education
Ohio University, Athens



C. Daniel DeLawder
President
Park National Corporation



Leonard F. Gorsuch
Chairman and CEO
Fairfield Homes, Inc.



Edward J. Gurile, Jr.
Senior Vice President



Eleanor V. Hood
Co-manager
The Lancaster Festival



Jonathan W. Nusbaum, M.D.
Director of Medical Education
Fairfield Medical Center



S. Alan Risch
President
Risch Drug Stores, Inc.



Mina H. Ubbing
CEO
Fairfield Medical Center



Paul Van Camp
Owner
P.V.C. Limited



Stephen G. Wells
President

FARMERS AND SAVINGS DIVISION ADVISORY BOARD DIRECTORS



Patricia A. Byerly
Funeral Director
Byerly Lindsey Funeral Home



Timothy R. Cowen
Vice President
Cowen Truck Line, Inc.



James S. Lingenfelter
President



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



Chris D. Tuttle
President
Amish Oak Furniture Company, Inc.



Gordon E. Yance
President
First-Knox National Bank



Maureen Buchwald
Owner
Glen Hill Orchard



James J. Cullers
Of Counsel
Zelkowitz, Barry & Cullers



Ronald J. Hawk
President
Danville Feed and
Supply, Inc.



William B. Levering
Secretary and Treasurer
Levering Management, Inc.



James A. McElroy
Chairman of the Board
AMG Industries, Inc.



Noel C. Parrish
President
NOE, Inc.



Mark R. Ramser
President
Ohio Cumberland Gas Co.



R. Daniel Snyder
Director
Snyder Funeral
Homes, Inc.



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



David L. Trautman
Executive Vice President
Park National Bank



Carlos E. Watkins
Retired President
First-Knox National Bank



Gordon E. Yance
President



Donna M. Alvarado
Managing Director
AGUILA International



David C. Bowers
Executive Vice President



C. Daniel DeLawder
President



F.W. Englefield IV
President
Englefield Oil Co.



Anne Cairns Federlein, Ph.D.
President
OSU-N and COTC



Howard E. LeFevre
Chairman of the Board
Freight Service, Inc.



William T. McConnell
Chairman



Michael J. Menzer
CEO
Paramount Financial Group, Inc.



Dr. Charles W. Noble, Sr.
Pastor
Shiloh Missionary Baptist Church



John J. O'Neill
Chairman
Southgate Corporation



J. Gilbert Reese
Senior Partner
Reese, Pyle, Drake & Meyer, P.L.L.



David L. Trautman
Executive Vice President



Lee Zazworsky
President
Mid-State Systems, Inc.

THE RICHLAND TRUST COMPANY DIRECTORS



Ronald L. Adams
Retired President
DAI Emulsions, Inc.



Thomas H. Bloor
President
The Caldwell & Bloor Company



Michael L Chambers
President
J&B Acoustical



C. Daniel DeLawder
President
Park National Corporation



D.C. Fanello
Vice Chairman
Shiloh Corporation



Benjamin A. Goldman
Retired President
Superior Building Services



Timothy J. Lehman
President



Grant E. Milliron
President
Milliron Industries



Shirley Monica
President
S.S.M. Inc.



Raymond A. Piar
Executive Vice President



Rick R. Taylor
President
Jay Industries, Inc.

SECOND NATIONAL BANK DIRECTORS



Tyeis Baker Baumann
President
Rebsco, Inc.



Fred C. Brumbaugh
Retired President
Nelson Tree Service



C. Daniel DeLawder
President
Park National Corporation



Neil J. Diller
Chief Financial Officer
Cooper Farms, Inc.



Jeff Hittle
President, Hittle Pontiac-Cadillac-GMC-Dealership



Wesley M. Jetter
President
Ft. Recovery Industries



Raymond H. Lear
Chairman
Retired Regional Manager
Hughes Supply Inc.



Ronald W. McClurg
Executive Vice President



Marvin J. Stammen
President

SECURITY NATIONAL BANK DIRECTORS



Harry O. Egger
Chairman of the Board
and CEO



Vincent J. Demana
President
Benjamin Steel Comapany



Larry D. Ewald
President
Process Equipment
Company



William C. Fralick
President



Larry E. Kaffenbarger
President
Kaffenbarger Truck
Equipment Company



Richard E. Kramer
Retired President
and CEO
Fulmer Supermarkets, Inc.



Dr. Karen E. Rafinski
President and CEO
Clark State Community
College



J. William Stapleton
Executive Vice President
and Chief Financial Officer



Chester L. Walthall
President
Heat-Treating, Inc.



Robert A. Warren
President
Hauck Bros., Inc.

UNITED BANK, N.A. DIRECTORS



W. J. Blicke
Retired
Senior Vice President
United Bank NA



Joe D. Donithen
Retired President and CEO
United Bank NA



Kenneth A. Parr, Jr.
Independent Insurance Agent
Parr Insurance Agency, Inc.



Donald R. Stone
President



Douglas M. Schilling
President,
Ferro Graphics Inc.



David L. Trautman
Executive Vice
President
Park National Bank



Frederick Theiss
Pharmacist



Donald E. Widman, M.D.
Retired Radiologist



Douglas Wilson
Owner
Doug's Toggery



Daniel L. Wingate
Retired Automobile Dealer



Dr. Richard N. Adams
Self-employed Consultant



Mimi A. Crawford
President
Craycon Homes, Inc.



William C. Fralick
President
Security National Bank



Scott A. Gabriel
President



Dr. Douglas D. Hulme
DVM, President
Oakview Veterinary Hospital



W. Samuel Robinson
Partner
Murray, Wells, Wendeln &
Robinson CPAs, Inc.

OFFICERS

Park National Corporation

William T. McConnell
Chairman

Harry O. Egger
Vice Chairman

David L. Trautman
Secretary

C. Daniel DeLawder
President

John W. Kozak
Chief Financial Officer

Century National Bank

William A. Phillips
Chairman

Thomas M. Lyall
President

Barbara A. Gibbs
Senior Vice President

Patrick L. Nash
Senior Vice President

Raymond L. Omen
Senior Vice President

Maryann Thornton
Secretary/Treasurer

Michael F. Whiteman
Senior Vice President

Thomas W. Durant
Vice President

Bruce D. Kolopajlo
Vice President

Mark A. Longstreth
Vice President

James R. Merry
Vice President

C. Eugene Savage
Vice President

Carol S. Tolson
Vice President

Brent A. Barnes
Assistant Vice President and Auditor

Ann M. Gildow
Assistant Vice President

Anita L. Heckel
Assistant Vice President

Michael L. Hill
Assistant Vice President

Jeffrey C. Jordan
Assistant Vice President

M. Rick Knox
Assistant Vice President

Shawn W. Phelps
Assistant Vice President and Trust Officer

Cynthia J. Snider
Assistant Vice President

C. Sue Wilson
Assistant Vice President

Brian J. Bee
Banking Officer

Brent A. Chadwell
Banking Officer

Dan D. Johnson
Banking Officer

Karen D. Lowe
Banking Officer

Beth A. Seyerle
Banking Officer

Victoria M. Thomas
Banking Officer

Douglas J. Wells
Banking Officer

Sherry A. Ziemer
Banking Officer

Janice A. Hutchison
Administrative Officer

Diana F. McCloy
Administrative Officer

Rebecca A. Palmerton
Administrative Officer

Amy F. Parker
Administrative Officer

Saundra W. Pritchard
Administrative Officer

The Citizens National Bank

James R. Wilson
President

Richard M. Anderson
Senior Vice President

Tim Bunnell
Vice President and Chief Financial Officer

Max M. Coates
Vice President

Judith A. Markin
Vice President

Rick L. McCain
Assistant Vice President

Mary A. Mitchell
Assistant Vice President

Consolidated Computer Center
Division of The Park National Bank

Terrance M. Sullivan
President

Sherron L. Hamm
Assistant Vice President

Thomas A. Underwood
Information Services Officer

OFFICERS

Fairfield National
Division of The Park National Bank

Stephen G. Wells
President

Edward J. Gurile, Jr.
Senior Vice President

Richard E. Baker II
Vice President

Daniel R. Bates
Vice President

Timothy D. Hall
Vice President

Thomas L. Kokensparger
Vice President and Trust Officer

Barron M. Walker
Vice President

Ronald L. Bibler
Assistant Vice President and Auditor

Linda K. Boch
Assistant Vice President

Eric G. Dewey
Assistant Vice President

Linda M. Harris
Assistant Vice President

Linda B. Boch
Banking Officer

Donna M. Cotterman
Banking Officer

Melissa J. McMullen
Banking Officer

Judith I. Smeck
Banking Officer

Molly S. Bates
Administrative Officer

Janet K. Cochenour
Administrative Officer

Monica Hampson
Administrative Officer

Sabrena L. McClure
Administrative Officer

Loretta J. Swyers
Administrative Officer

Sandra S. Uhl
Administrative Officer

Roberta L. Walker
Administrative Officer

Farmers and Savings
Division of The First-Knox National Bank

James S. Lingenfelter
President

Sharon E. Blubaugh
Vice President

Kenneth G. Gosche
Vice President

Hal D. Sheaffer
Vice President

Wayne D. Young
Vice President

Gregory A. Henley
Assistant Vice President

Barbara J. Young
Assistant Vice President

The First-Knox National Bank

Gordon E. Yance
President

Kathy K. Blackburn
Vice President

James E. Brinker
Vice President

William C. Brunka
Vice President

J. Curtis Cree
Vice President

Lawrence A. Dailey
Vice President

Mark P. Leonard
Vice President

W. Douglas Leonard
Vice President

Jesse L. Marlow
Vice President

Louis G. Petros
Vice President

Vickie A. Sant
Vice President

Ian Watson
Vice President and Trust Officer

Barbara A. Barry
Assistant Vice President

Rebecca A. Brownfield
Assistant Vice President

Cheri L. Butcher
Assistant Vice President and Trust Officer

Julie A. Cline
Assistant Vice President

Patty S. Durbin
Assistant Vice President

Bruce B. Hite
Assistant Vice President

Debra E. Holiday
Assistant Vice President

R. Edward Kline
Assistant Vice President

Ronald L. McMillan
Assistant Vice President

Cynthia L. Higgs
Assistant Vice President

Rebecca K. Rodeniser
Assistant Vice President

Joan M. Stout
Assistant Vice President

Patti J. Frazee
Banking Officer

Becky J. Landis
Banking Officer

Christopher S. Rickly
Banking Officer

Gregory Roy
Banking Officer

Jerry D. Simon
Banking Officer

Sherry L. Snyder
Banking Officer

Rea D. Wirt
Banking Officer

Ella E. Altizer
Administrative Officer

The First-Knox National Bank (CONTINUED)

Phyllis D. Colopy
Administrative Officer

Diana L. Doerr
Administrative Officer

Sharon S. Freeman
Administrative Officer

Teresa B. Hogg
Administrative Officer

Deborah I. Idoine
Administrative Officer

Tammy S. Lemley
Administrative Officer

James S. Meyer
Administrative Officer

Bethanne Moore
Administrative Officer

Daniel A. Shrimplin
Administrative Officer and Auditor

Sherri L. Stringfellow
Administrative Officer

Diana R. Wagner
Administrative Officer

Guardian Financial Services

Earl W. Osborne
President

Matthew R. Marsh
Lending Officer

Mary E. Parsell
Lending Officer

The Park National Bank

William T. McConnell
Chairman

C. Daniel DeLawder
President

David C. Bowers
Executive Vice President

David L. Trautman
Executive Vice President

John W. Kozak
Senior Vice President and Chief Financial Officer

Stuart N. Parsons
Senior Vice President and Trust Officer

H. David Schuman
Senior Vice President

Cheryl L. Snyder
Senior Vice President

Adrian O. Breen
Vice President

John A. Brown
Vice President

Thomas J. Button
Vice President

Peter G. Cassanos
Vice President

Edward E. Christian
Vice President

Cynthia H. Crane
Vice President

Lynn B. Fawcett
Vice President and Auditor

Lawrence E. Green
Vice President and Trust Officer

Steven J. Klein
Vice President

Edward D. Lewis
Vice President

Laura B. Lewis
Vice President

Terry C. Myers
Vice President and Trust Officer

Jerry S. Nethers
Vice President

Robert M. Parsley
Vice President

David F. Romes
Vice President

R. Michael Shannon
Vice President

Robert G. Springer
Vice President

Paul E. Turner
Vice President

William R. Wilson
Vice President

Gail A. Blizzard
Assistant Vice President

Jerry D. Cotterman
Assistant Vice President

Kathleen O. Crowley
Assistant Vice President and Auditor

James P. Dellner
Assistant Vice President and Trust Officer

Linda R. Dodson
Assistant Vice President

Judith A. Franklin
Assistant Vice President

John S. Gard
Assistant Vice President and Trust Officer

Ned E. Harter
Assistant Vice President

Daniel L. Hunt
Assistant Vice President

R. Kathleen Johnson
Assistant Vice President

Teresa M. Kroll
Assistant Vice President and Trust Officer

Brenda L. Kutan
Assistant Vice President

Michael D. McDonald
Assistant Vice President

Ronald C. McLeish
Assistant Vice President

Lydia E. Miller
Assistant Vice President

Jennifer L. Morehead
Assistant Vice President

Lisa C. Morton
Assistant Vice President

Tina M. Queen
Assistant Vice President

Karen K. Rice
Assistant Vice President

Ralph H. Root III
Assistant Vice President

Alan C. Rothweiler
Assistant Vice President and Auditor

Carole F. Sargent
Assistant Vice President

Julie L. Strohacker
Assistant Vice President and Trust Officer

John B. Uible
Assistant Vice President and Trust Officer

Ronald A. Walters
Assistant Vice President

Barbara A. Wilson
Assistant Vice President

Christa D. Wright
Assistant Vice President

The Park National Bank (CONTINUED)

Renee L. Baker
Banking Officer

Thomas M. Cummiskey
Trust Officer

Catherine J. Evans
Banking Officer

David J. Gooch
Banking Officer

David W. Hardy
Banking Officer

Louise A. Harvey
Banking Officer

Dixie C. Hoskinson
Banking Officer

Patricia J. Laskay
Banking Officer

Jeffrey A. Norris
Banking Officer

Christine S. Schneider
Banking Officer

Brian E. Smith
Banking Officer

Julie K. Wright
Banking Officer

Kathy L. Allen
Administrative Officer

Robert S. Burch
Assistant Trust Officer

Sharon L. Cost
Administrative Officer

Jill S. Evans
Administrative Officer

Brenda M. Frakes
Administrative Officer

Damon P. Howarth
Assistant Trust Officer

Julia E. McCormack
Administrative Officer

Scott R. Robertson
Administrative Officer

Denise A. Stalling
Assistant Trust Officer

Lori B. Tabler
Administrative Officer

J. Brad Zellar
Assistant Trust Officer

The Richland Trust Company

Timothy J. Lehman
President

Raymond A. Piar
Executive Vice President

Douglas G. Walter
Senior Vice President

Jerrold J. Coon
Vice President

John M. Gurney
Vice President

Charla A. Irvin
Vice President and Trust Officer

Nancy A. James
Vice President

Michael A. Jefferson
Vice President

Mark F. Kiamy
Vice President and Auditor

Carol A. Michaels
Vice President

M. John Ruehle
Vice President

John P. Stewart
Vice President and Trust Officer

Edward F. Adams
Assistant Vice President

Katharine J. Barré
Assistant Vice President

Edward A. Brauchler
Assistant Vice President

Edward E. Duffey
Assistant Vice President

Brenda S. Morris
Assistant Vice President

Jon R. Mull
Assistant Vice President

Linda M. Whited
Assistant Vice President

M. Colleen Wolfgang
Assistant Vice President

Connie K. DeVault
Banking Officer

Susan A. Fanello
Banking Officer

Barbara A. Miller
Banking Officer

Joe Sansalone
Banking Officer

Sheryl L. Smith
Banking Officer

Kathleen A. Spidel
Banking Officer

Sandra S. Brodbeck
Administrative Officer

Jim D. Burton
Administrative Officer

John Q. Cleland
Administrative Officer

Carol L. Davis
Administrative Officer

Cynthia L. Kissel
Administrative Officer

Scope Leasing, Inc.

Charles W. Sauter
President

OFFICERS

Second National Bank

Marvin J. Stammen
President

Ronald W. McClurg
Executive Vice President

Alan W. Greiner
Senior Vice President and Chief Financial Officer

John E. Swallow
Senior Vice President

Steven C. Badgett
Vice President

Marie A. Boas
Vice President and Auditor

Thomas V. Copp
Vice President and Cashier

Thomas J. Lawson
Vice President

Kent J. Monnin
Vice President

Linda K. Newbauer
Vice President

Gene A. Rismiller
Vice President

Suzanne K. Anderson
Assistant Vice President

Gerald O. Beatty
Assistant Vice President

Jerome F. Bey III
Assistant Vice President

Kathleen A. Kilgallon
Assistant Vice President

Vicki L. Neff
Assistant Vice President

Cynthia K. Riffle
Assistant Vice President

Alexa Jo Roth
Assistant Vice President

Daniel G. Schmitz
Assistant Vice President

Kimberely A. Baker
Loan Officer

D. Todd Durham
Trust Officer

Diane L. Gilmore
Loan Officer

Cheryl A. Goubeaux
Accounting Officer

Joy D. Greer
Branch Manager

H.B. Hole III
Loan Officer

Roberta A. Staugler
Loan Officer

Shane D. Stonebraker
Loan Officer

Brian A. Wagner
Loan Officer

Jason M. Wagner
Loan Officer

Security National Bank

Harry O. Egger
Chairman of the Board and Chief Executive Officer

William C. Fralick
President

J. William Stapleton
Executive Vice President and Chief Financial Officer

Jeffrey A. Darding
Senior Vice President

Daniel M. O'Keefe
Senior Vice President

William A. Creed
Vice President

Peter W. Foreman
Vice President

Thomas A. Goodfellow
Vice President

Teresa D. Hoyt
Vice President

Andrew J. Irick
Vice President

James A. Kreckman
Vice President

James E. Leathley
Vice President

Allan W. Macbeth
Vice President

Richard O. Matthies
Vice President

Thomas L. Miller
Vice President

Thomas C. Ruetenik
Vice President

Janet L. Sandifer
Vice President

Michael B. Warnecke
Vice President

Margaret A. Chapman
Auditor

Karen S. Gibson
Assistant Vice President

Mary L. Goddard
Assistant Vice President

Simmie King
Assistant Vice President

Ernest R. Picklesimer
Assistant Vice President

Mark Robertson
Assistant Vice President

Marcia L. Sample
Assistant Vice President

Gary J. Seitz
Assistant Vice President

Rachel M. Brewer
Trust Officer

Margaret L. Foley
Trust Officer

Catherine L. Hill
Trust Officer

Joanna S. Jaques
Banking Officer

Joyce E. Sheridan
Banking Officer

Linda R. Swank
Banking Officer

Margaret E. Thornton
Trust Officer

Terri L. Wyatt
Trust Officer

Sharon K. Boysel
Operations Officer

Jeffrey B. Sanders
Administrative Officer

United Bank, N.A.

Donald R. Stone
President

Marc C. Hawk
Senior Vice President

Glen A. Chase
Vice President

David J. Lauthers
Vice President

Norman W. McKibben
Vice President

Harold W. Strang
Vice President

Scott Bennett
Assistant Vice President

Wanda Berry
Assistant Vice President

Matthew Bickert
Assistant Vice President

James Chapman
Assistant Vice President

Floyd J. Farmer
Assistant Vice President

Richard D. Hancock
Assistant Vice President and Trust Officer

Stephen Schafer
Assistant Vice President

Debbie A. Schreck
Banking Officer

Helen Johnston
Administrative Officer

B. Luanne Miller
Administrative Officer

Debra Rainier
Administrative Officer

Joyce Schimpf
Administrative Officer

Unity National
Division of Security National Bank

Scott A. Gabriel
President

Gary L. Enz
Senior Vice President

G. Dwayne Cooper
Vice President/Treasurer and Secretary

David S. Frey
Vice President

Stephen W. Vallo
Vice President

Dean F. Brewer
Assistant Vice President

Helen E. Brown
Assistant Vice President

Teresa A. Mayo
Assistant Vice President

Connie S. Usserman
Assistant Vice President

Carol L. Van Culin
Assistant Vice President

Vivian J. Bausman
Administrative Officer

Century National Bank

MAIN OFFICE
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515
740/454-2521

NORTH *
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086
740/455-7282

SOUTH *
2127 Maysville Avenue
Zanesville, Ohio 43701-5748
740/455-7299

EAST *
1705 East Pike
Zanesville, Ohio 43701-6601
740/455-7304

KROGER *
3387 Maple Avenue
Zanesville, Ohio 43701
740/455-7326

LENDING OFFICE
33 South Fifth Street
Zanesville, Ohio 43701-3531
740/454-6892

ATHENS *
898 East State Street
Athens, Ohio 45701-2115
740/593-7756

COSHOCTON *
100 Downtowner Plaza
Coshocton, Ohio 43812-1921
740/623-0114

DRESDEN *
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726
740/754-2265

LOGAN *
61 North Market Street
Logan, Ohio 43138-1259
740/385-5621

NEW CONCORD *
One West Main Street
New Concord, Ohio 43762-1218
740/872-3908

NEW LEXINGTON
206 North Main Street
New Lexington, Ohio 43764-1263
740/342-4103

* Automatic Banking Center

The Citizens National Bank

MAIN OFFICE *
One Monument Square
P.O. Box 808
Urbana, Ohio 43078-0808
937-653-1200

MECHANICSBURG *
2 South Main Street
Mechanicsburg, Ohio 43044
937-834-3387

PLAIN CITY
105 West Main Street
Plain City, Ohio 43064
614-873-5521

SCIOTO STREET *
828 Scioto Street
Urbana, Ohio 43078
937-653-1200

NORTH LEWISBURG *
8 West Maple Street
North Lewisburg, Ohio 43060
937-747-2911

* Automatic Banking Center

Fairfield National Division

MAIN OFFICE
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-7242

MAIN OFFICE DRIVE-THRU *
150 West Wheeling Street
Lancaster, Ohio 43130-3707
740/653-7242

BALTIMORE *
1301 West Market Street
Baltimore, Ohio 43105-1044
740/862-4104

EAST MAIN *
1001 East Main Street
Lancaster, Ohio 43130
740/653-5598

WEST FAIR *
1001 West Fair Avenue
Lancaster, Ohio 43130
740/653-1199

MEMORIAL DRIVE *
1280 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-1422

KROGER - CANAL WINCHESTER *
6095 Gender Road
Canal Winchester, Ohio 43110
614/920-2454

KROGER - EAST MAIN STREET *
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-9375

KROGER - MEMORIAL DRIVE *
1735 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/681-1610

KROGER - PICKERINGTON *
1045 Hill Road North
Pickerington, Ohio 43147-9278
614/759-1522

MEIJER - LANCASTER *
2900 Columbus-Lancaster Road
Lancaster, Ohio 43130
740/687-1000

* Automatic Banking Center

Farmers and Savings Division

LOUDONVILLE *
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179
419/994-4115

PERRYSVILLE *
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156
419/938-5622

* Automated Teller Machine

The First-Knox National Bank

MAIN OFFICE
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

BELLVILLE *
154 Main Street
Bellville, Ohio 44813-1237
419/886-3711

CENTERBURG *
35 West Main Street, Drawer F
Centerburg, Ohio 43011-0806
740/625-6136

COSHOCTON AVENUE *
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1931
740/397-5551

DANVILLE *
Public Square
Post Office Box 29
Danville, Ohio 43014-0029
740/599-6686

EDISON *
504 West High Street
Mount Gilead, Ohio 43338-1004
419/947-4686

FREDERICKTOWN *
137 North Main Street
Fredericktown, Ohio 43019-1109
740/694-2015

MILLERSBURG
60 West Jackson Street
Millersburg, Ohio 44654-1302
330/674-2610

MOUNT GILEAD
17 West High Street
Mount Gilead, Ohio 43338-1212
419/946-9010

OPERATIONS CENTER
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

WAL-MART MILLERSBURG *
1640 South Washington Street
Millersburg, Ohio 43338-8904
330/674-5284

* Automated Teller Machine

Guardian Financial Services

COLUMBUS - EAST
6035 East Main Street
Columbus, Ohio 43213
614/856-3748

HEATH
575 Hebron Road
Heath, Ohio 43056
740/788-8766

HILLIARD
2495 Hilliard Rome Road
Hilliard, Ohio 43026
614/527-8710

LANCASTER
137 West Main Street
Lancaster, Ohio 43130
740/654-6959

MANSFIELD
3 North Main Street, Suite 302
Mansfield, Ohio 44902
419/525-4006

SPRINGFIELD
1153 Bechtle Avenue
Springfield, Ohio 45504
937/323-1011

The Park National Bank

MAIN OFFICE *
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

CINCINNATI
36 East Fourth Street, Suite 916
Cincinnati, Ohio 45202-3810
513/768-8800

COLUMBUS
140 East Town Street, Suite 1010
Columbus, Ohio 43215-5125
614/228-0063

DAYTON
40 West Fourth Street, Suite 1800
Dayton, Ohio 45402
937/223-3022

DUGWAY *
1495 Granville Road
Newark, Ohio 43055-1581
740/344-8320

EASTLAND *
1008 East Main Street
Newark, Ohio 43055-6940
740/345-4870

GRANVILLE *
119 East Broadway
Post Office Box 356
Granville, Ohio 43023-0356
740/587-0238

HEATH-SOUTHGATE *
571 Hebron Road
Heath, Ohio 43056-1402
740/522-3176

HEBRON *
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268
740/928-2691

JOHNSTOWN *
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446
740/967-1831

KIRKERSVILLE
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038
740/927-2301

The Park National Bank (CONTINUED)

KROGER-DEO DRIVE *
245 Deo Dr., Suite A
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3946

KROGER-GAHANNA *
1365 Stoneridge Dr.
Gahanna, Ohio 43230
614/475-5213

KROGER-PATASKALA *
350 East Broad Street
Pataskala, Ohio 43062
740/927-8113

McMILLEN *
1633 West Main Street
Newark, Ohio 43055-1385
740/522-3241

NORTH 21ST STREET *
990 North 21st Street
Newark, Ohio 43055-2922
740/366-1334

SOUTH 30TH STREET *
800 South 30th Street
Heath, Ohio 43056-1208
740/522-5693

UTICA *
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486
740/892-3841

WORTHINGTON
7100 North High Street, Suite 205
Worthington, Ohio 43085
614/841-0123

OPERATIONS CENTER
21 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

* Automatic Banking Center

The Richland Trust Company

MAIN OFFICE *
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355
419/525-8700

ASHLAND ROAD *
797 Ashland Road
Mansfield, Ohio 44905-2075
419/589-6321

BUTLER *
85 Main Street
Butler, Ohio 44822-9618
419/883-3291

COOK ROAD *
460 West Cook Road
Mansfield, Ohio 44907-2395
419/756-3696

KROGER LEXINGTON AVENUE *
1500 Lexington Avenue
Mansfield, Ohio 44907
419/756-3587

KROGER MADISON *
1060 Ashland Road
Mansfield, Ohio 44905-8797
419/589-7481

LEXINGTON *
276 East Main Street
Lexington, Ohio 44904-1300
419/884-1054

MARION AVENUE
50 Marion Avenue
Mansfield, Ohio 44903-2302
419/524-3310

ONTARIO *
325 North Lexington-Springmill Rd.
Ontario, Ohio 44906-1218
419/529-4112

WEST PARK *
1255 Park Avenue West
Mansfield, Ohio 44906-2810
419/529-5622

SHELBY DOWNTOWN
43 West Main Street
Shelby, Ohio 44875-1239
419/342-4015

SHELBY/MANSFIELD AVENUE *
155 Mansfield Avenue
Shelby, Ohio 44875-1832
419/347-3111

SPRINGMILL *
889 North Trimble Road
Mansfield, Ohio 44906-2009
419/747-4821

* ATM-Ready Bank Location

Second National Bank

MAIN OFFICE
499 South Broadway
Greenville, Ohio 45331
937/548-2122

ARCANUM DOWNTOWN
1 West George Street
Arcanum, Ohio 45304
937/692-5191

ARCANUM NORTH *
603 North Main Street
Arcanum, Ohio 45304
937/692-5114

BRETHREN'S HOME
750 Chestnut Street
Greenville, Ohio 45331
937/548-5435

FT. RECOVERY *
117 North Wayne Street
Ft. Recovery, Ohio 45846
419/375-4101

GREENVILLE NORTH *
1302 Wagner Avenue
Greenville, Ohio 45331
937/548-5068

THIRD AND WALNUT BRANCH *
East Third and Walnut
Greenville, Ohio 45331
937/548-2036

VERSAILLES *
101 West Main Street
Versailles, Ohio 45380
937/526-3287

WALMART SUPER STORE
1501 Wagner Avenue
Greenville, Ohio 45331
937/548-4563

* Automatic Banking Center

OFFICES

Security National Bank

MAIN OFFICE *
40 South Limestone Street
Springfield, Ohio 45502
937/324-6800

EAST MAIN *
2730 East Main Street
Springfield, Ohio 45503
937/325-0351

ENON*
3680 Marion Drive
Enon, Ohio 45323
937/864-7318

JAMESTOWN
2 East Washington Street
Jamestown, Ohio 45335
937/675-7311

JEFFERSONVILLE *
2 South Main Street
Jeffersonville, Ohio 43128
740/426-6384

MEDWAY
130 West Main Street
Medway, Ohio 45341
937/849-1393

NEW CARLISLE *
201 North Main Street
New Carlisle, Ohio 45344
937/845-3811

NORTH LIMESTONE *
1756 North Limestone Street
Springfield, Ohio 45503
937/390-3688

NORTHRIDGE *
1600 Morefield Road
Springfield, Ohio 45503
937/390-3088

PARK LAYNE *
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344
937/849-1331

SHAWNEE
3566 Jasper Road
Jamestown, Ohio 45335
937/675-9891

SOUTH CHARLESTON
102 South Chillicothe Street
South Charleston, Ohio 45368
937/462-8368

WESTERN *
920 West Main Street
Springfield, Ohio 45504
937/322-0152

XENIA DOWNTOWN
161 East Main Street
Xenia, Ohio 45385
937/372-9211

XENIA PLAZA *
82 North Allison Avenue
Xenia, Ohio 45385
937/372-9214

* Automatic Banking Center

United Bank, N.A.

MAIN OFFICE *
401 S. Sandusky Avenue
P.O. Box 568
Bucyrus, Ohio 44820
419/562-3040

CALEDONIA *
140 E. Marion St.
Caledonia, Ohio 43314
419/845-2721

CRESTLINE *
245 N. Seltzer Street
P.O. Box 186
Crestline, Ohio 44827
419/683-1010

GALION *
8 Public Square
Galion, Ohio 44833
419/468-2231

MARION LENDING
685 Delaware Avenue
Marion, Ohio 43302
740/383-3355

PROSPECT
105 N. Main Street
Prospect, Ohio 43342
740/494-2131

WALDO
133 N. Marion Street
Waldo, Ohio 43356
740/726-2108

* Automatic Banking Center

Unity National Division

ADMINISTRATION BUILDING
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356
937/773-0752

SUNSET*
1603 Covington Avenue
Piqua, Ohio 45356
937/778-4617

TIPP CITY
1176 West Main Street
Tipp City, Ohio 45371
937/667-4888

WAYNE STREET
215 North Wayne Street
Piqua, Ohio 45356
937/773-0752

TROY
1314 West Main Street
Troy, Ohio 45373
937/339-6626

* Automatic Banking Center

Off-Site Automatic Banking Center Locations

APPLE VALLEY
21973 Coshocton Road, Howard

BUCKEYE LAKE TRUCK STOP
Buckeye Lake

COLONIAL CITY LANES
110 Mount Vernon Avenue, Mount Vernon

DUKE AND DUCHESS
262 North Marion Road, Waldo

FAIRFIELD MEDICAL CENTER
401 Ewing, Lancaster

GAMBIER
Kenyon College Bookstore
106 Gaskin Avenue, Gambier

GENESIS HEALTHCARE SYSTEM
Bethesda Campus, Zanesville

GENESIS HEALTHCARE SYSTEM
Good Samaritan Campus, Zanesville

HOT ROD'S
10103 Mount Gilead Road, Fredericktown

HUNT'S MARATHON
6154 State Route 95, Mount Gilead

JAMESTOWN
82 West Washington Street, Jamestown

KNOX COMMUNITY HOSPITAL
1330 Coshocton Road, Mount Vernon

KROGER
600 East Main Street, Hebron

KROGER
890 West Fourth Street, Mansfield

LICKING MEMORIAL HOSPITAL
1320 West Main Street, Newark

MANSFIELD
1000 Park Avenue West, Mansfield

McDONALD'S RESTAURANT
St. Rte. 13 & I-71
25 West Hanley Road, Mansfield

MERCY MEDICAL CENTER
1343 North Fountain Boulevard, Springfield

MILLERSBURG
50 North Clay Street, Millersburg

MORROW COUNTY HOSPITAL
651 West Marion Street, Mount Gilead

MOUNT VERNON
11 West Vine Street, Mount Vernon

MOUNT VERNON NAZARENE UNIVERSITY
800 Martinsburg Road, Mount Vernon

OHIO UNIVERSITY-LANCASTER
1570 Granville Pike, Lancaster

OSU-N/COTC
Newark

PLAIN CITY
440 South Jefferson Street

RIVER VIEW SURGERY CENTER
2401 North Columbus Street, Lancaster

THE LONGABERGER HOMESTEAD
5563 W. Raiders Road, Frazeysburg

UNITED TELEPHONE COMPANY OF OHIO
1725 Hopley Avenue, Bucyrus

WAYNE HOSPITAL
835 Sweitzer Street, Greenville

WITTENBERG UNIVERSITY
738 Woodlawn Avenue, Springfield

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These forward-looking statements involve significant risks and uncertainties including changes in general economic and financial market conditions, Park's ability to execute its business plans, as well as other risks such as changes in government regulations and policies affecting bank holding companies. Although Park believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Park does not undertake any obligation to publicly update any forward-looking statement.

OVERVIEW

Net income for 2002 was $85.6 million, the highest in Park's sixteen year history as a bank holding company. This represents a 9.2% increase over net income of $78.4 million for 2001. Diluted earnings per share increased by 10.2% to $6.15 for 2002, compared to $5.58 for 2001. The increase in earnings per share is larger than the increase in net income due to the purchase of shares of Park's common stock in the open market for the stock option plan and under the separate stock repurchase program. The number of shares of common stock outstanding at December 31, 2002 was 13,791,966, a decrease of 148,835 shares or 1.1% compared to 13,940,801 shares of common stock outstanding at December 31, 2001.

Net income for 2001 of $78.4 million, increased by 14.3% over net income of $68.5 million for 2000. Diluted earnings per share of $5.58 for 2001 increased by 16.0% compared to $4.81 for 2000. These large increases for 2001 can be misleading as 2000 results have been restated to reflect the merger transaction with Security Banc Corporation on March 23, 2001. Park merged with Security Banc Corporation, a $995 million bank holding company headquartered in Springfield, Ohio, in a transaction accounted for as a pooling-of-interests. Park issued approximately 3,350,000 shares of common stock to the stockholders of Security Banc Corporation based upon an exchange ratio of .284436 shares of Park common stock for each outstanding share of Security Banc Corporation common stock. The historical financial statements of Park have been restated to show Security Banc Corporation and Park on a combined basis.

Management believes that a better indication of the improvement in earnings for 2001 is a comparison to Park's originally reported earnings per share. Diluted earnings per share of $5.58 for 2001 increased by 9.4% compared to the originally reported diluted earnings per share of $5.10 for 2000. The following table compares the originally reported earnings per share with the restated earnings per share for the past five years.

	Originally Reported EPS	Percent Increase	Restated EPS	Percent Increase
2002	$6.15	10.2%	$6.15	10.2%
2001	$5.58	9.4%	$5.58	16.0%
2000	$5.10	9.2%	$4.81	8.6%
1999	$4.67	10.7%	$4.43	2.3%
1998	$4.22	10.8%	$4.33	9.1%

The restated earnings per share take into account all of the merger transactions that Park has been involved in during the past five years. Please note that the originally reported earnings per share were higher for 2000 and 1999 and lower for 1998. Management believes that merger transactions should be accretive after the first full year of combined operations. Originally reported earnings per share increased at an annual compound growth rate of 10.0% over the past five years, which management believes is the best indication of performance.

Effective with the fourth quarter of 2002, the quarterly cash dividend on common stock was increased to $.83 per share. The new annualized cash dividend of $3.32 per share is 9.2% greater than the cash dividend paid in 2002. Park has paid quarterly dividends since becoming a holding company in early 1987. The annual compound growth rate for the Corporation's per share dividend for the last five years is 14.2%.

Park's business strategy is geared toward maximizing the return to stockholders. The Corporation's common stock value has appreciated 6.1% annually on a compounded, total return basis for the last five years and 12.8% annually for the past ten years. The December 31, 2002 value of a $1,000 investment on December 31, 1997 and a $1,000 investment on December 31, 1992 would be $1,347 and $3,330, respectively, inclusive of the reinvestment of dividends in the Corporation's stock. By comparison, the stock index of the Dow Jones Industrial Average has a 2.9% annual compound total rate of return for the past five years and 12.0% for the past ten years.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and the current economic conditions. All of those factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods.

ABOUT OUR BUSINESS

Through its banking subsidiaries, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans and investment banking operations, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services. Familiarity with the local market, coupled with conservative loan underwriting standards, has allowed Park to achieve solid financial results even in periods where there have been weak economic conditions.

Park has produced performance ratios which compare favorably to peer bank holding companies in terms of equity and asset returns, capital adequacy and asset quality. Continued strong results are contingent upon economic conditions in Ohio and competitive factors, among other things.

The Corporation's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. Park and its subsidiaries operate one hundred thirteen financial service offices and a network of one hundred fifteen automatic teller machines in twenty-five Ohio counties.

A table of financial data of the Corporation's affiliates for 2002, 2001, and 2000 is shown below. See Note 19 of the Notes to Consolidated Financial Statements for additional financial information on the Corporation's affiliates.

Table 1 – Park National Corporation Affiliate Financial Data

	2002		2001		2000	
(In thousands)	**Average Assets**	**Net Income**	Average Assets	Net Income	Average Assets	Net Income
Park National Bank:						
Park National Division	**$1,177,063**	**$21,322**	$1,010,407	$22,330	$ 963,176	$22,111
Fairfield National Division	**308,563**	**6,986**	293,782	5,670	288,477	4,777
Richland Trust Company	**475,482**	**7,509**	447,654	7,252	448,029	5,667
Century National Bank	**437,134**	**8,837**	416,970	8,256	399,814	7,023
First-Knox National Bank:						
First-Knox National Division	**585,456**	**10,729**	562,275	10,627	541,570	9,755
Farmers & Savings National Division	**74,501**	**1,917**	75,625	1,735	69,084	1,363
United Bank N.A.	**195,173**	**3,145**	189,010	1,909	179,495	851
Second National Bank	**323,314**	**5,625**	307,081	5,681	303,110	2,915
Security National Bank:						
Security National Division	**702,903**	**12,530**	661,046	10,114	632,517	9,298
Unity National Division	**174,108**	**2,077**	184,850	111	195,634	1,389
Citizens National Bank	**170,189**	**2,019**	175,263	1,998	166,210	2,061
Parent Company, including consolidating entries	**(188,724)**	**2,883**	(53,959)	2,679	(45,282)	1,337
Consolidated Totals	**$4,435,162**	**$85,579**	$4,270,004	$78,362	$4,141,834	$68,547

RETURN ON EQUITY

Park's primary financial goal is to achieve a superior, long-term return on stockholders' equity. The Corporation measures performance in its attempts to achieve this goal against its peers, defined as all U.S. bank holding companies between $3 billion and $10 billion in assets. At year-end 2002 there were approximately 74 bank holding companies in this peer group. The Corporation's net income to average equity ratio (ROE) was 17.56%, 17.33% and 16.55% in 2002, 2001, and 2000, respectively. The return on equity ratio has averaged 16.63% over the past five years compared to 14.22% for the peer group.

HISTORICAL COMPARISON OF RETURN ON AVERAGE EQUITY


20.00%
15.00%
10.00%
5.00%
0.00%
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
Park	16.11%	15.60%	16.55%	17.33%	17.56%
Peer Mean	13.40%	14.72%	14.97%	13.39%	14.64%*

*as of 09/30/2002

BALANCE SHEET COMPOSITION

Park functions as a financial intermediary. The following section discusses the sources of funds and the manner in which management has invested these funds.

SOURCE OF FUNDS

Deposits: The Corporation's major source of funds is provided by core deposits from individuals, businesses, and local government units. These core deposits consist of all noninterest bearing and interest bearing deposits, excluding certificates of deposit of $100,000 and over which were less than 15% of total deposits for each of the last three years. In 2002, year-end total deposits increased by $181 million or 5.5% compared to an increase of $162 million or 5.1% for 2001. Approximately $15 million of the 2001 increase resulted from the purchase of a bank branch office in Jamestown, Ohio in December 2001. The banking industry experienced larger deposit increases in 2002 and 2001 as consumers shifted funds from the equity markets to deposits and fixed income securities. Noninterest bearing deposits increased by 15.3% in 2002 and by 4.3% in 2001. Interest bearing transaction accounts increased by 8.4% in 2002 and by 9.6% in 2001. Balances in time certificates of deposit have remained stable the past two years as depositors have invested in transaction accounts. Management expects that deposit growth may be slower in 2003 as some depositors shift funds back into the equity markets.

Maturity of time certificates of deposit and other time deposits of $100,000 and over as of December 31, 2002 were:

Table 2 – $100,000 and Over Maturity Schedule

December 31, 2002 (In thousands)	Time Certificates of Deposit
3 months or less	**$168,723**
Over 3 months through 6 months	**88,677**
Over 6 months through 12 months	**96,689**
Over 12 months	**80,038**
Total	**$434,127**

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased, and other borrowings.

These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 1.46%, 3.33% and 5.66% for 2002, 2001 and 2000, respectively. By comparison, the average federal funds rate was 1.67%, 3.89% and 6.24% for 2002, 2001 and 2000, respectively. In 2002, average short-term borrowings were $226 million compared to $279 million in 2001 and $295 million in 2000. Average short-term borrowings were 5.1% of average assets in 2002 compared to 6.5% in 2001 and 7.1% in 2000.

Long-Term Debt: Long-term debt is a result of borrowings from the Federal Home Loan Bank. The average rate paid on long-term debt was 4.29% for 2002 compared to 4.67% for 2001 and 5.84% for 2000. At December 31, 2002, long-term debt was $187 million with a weighted average fixed interest rate of 5.04% and a weighted average remaining term of 4.8 years. In 2002, average long-term debt was $253 million compared to $296 million in 2001 and $267 million in 2000. Average long-term debt was 5.7% of average assets in 2002 compared to 6.9% in 2001 and 6.5% in 2000.

Stockholders' Equity: Average stockholders' equity to average total assets was 10.99% in 2002, 10.59% in 2001 and 10.00% in 2000.

In accordance with Statement of Financial Accounting Standards No. 115, the Corporation reflects any unrealized holding gain/(loss) on available-for-sale securities, net of federal taxes as accumulated other comprehensive income which is part of the Corporation's equity. While the effects of this accounting are not recognized for calculation of regulatory capital adequacy ratios, it does impact the Corporation's equity as reported in the audited financial statements. The unrealized holding gain on available-for-sale securities, net of federal taxes, was $24.0, $8.7, and $4.0 million at year-end 2002, 2001 and 2000, respectively. Additionally, at year-end 2002, the Corporation had recorded $1.6 million, net of federal taxes, as a minimum pension liability that was included in accumulated other comprehensive income.

INVESTMENT OF FUNDS

Loans: Average loans, net of unearned income, were $2,720 million in 2002 compared to $2,882 million in 2001 and $2,874 million in 2000. The average yield on loans was 7.64% in 2002 compared to 8.69% in 2001 and 9.02% in 2000. The average prime lending rate in 2002 was 4.68% compared to 6.92% in 2001 and 9.19% in 2000. Approximately 74% of loan balances mature or reprice within one year (see Table 11). This results in the interest rate yield on the loan portfolio adjusting with changes in interest rates, but on a delayed basis.

Year-end loan balances, net of unearned income, decreased by $104 million or 3.7% in 2002 and decreased by $160 million or 5.4% in 2001. Residential real estate loans decreased by $76 million or 7.0% to $998 million at year-end 2002 and decreased by $88 million or 7.6% in 2001. With long-term interest rates at relatively low levels throughout 2002 and 2001, the demand for fixed rate residential mortgage loans was very strong. However, Park sells the long-term fixed rate mortgage loans in the secondary market and retains the servicing on these loans. This activity, the origination and sale of fixed rate mortgage loans, produced a significant increase in fee income during 2002 and 2001, but did not increase loan balances since the loans were sold. In fact, many borrowers took advantage of the low interest rate environment to refinance their adjustable rate mortgage loan into a fixed rate mortgage loan which further reduces the loan balances reported on the balance sheet.

Demand for consumer loans and automobile leasing was weak in 2002 and 2001. Consumer loans decreased by 7.5% in 2002 and by 6.6% in 2001. Leases decreased by 19.7% in 2002 and by 13.5% in 2001. The special low rate financing offered by automobile manufacturers has reduced demand for new bank automobile loans and leases.

Demand for commercial and commercial real estate loans remained relatively weak in 2002, but did improve compared to 2001. Management expects that the demand for commercial and commercial real estate loans will continue to improve in 2003, as the economy continues to expand. Management hopes to increase loan totals in 2003 through increased marketing of Park's loan products.

Table 3 reports year-end loan balances by type of loan for the past five years.

Table 3 – Loans by Type

December 31, (In thousands)	2002	2001	2000	1999	1998
Commercial, financial and agricultural	**$ 440,030**	$ 440,336	$ 479,167	$ 440,166	$ 413,773
Real estate – construction	**99,102**	89,235	95,310	99,519	103,508
Real estate – residential	**998,202**	1,073,801	1,161,498	1,076,352	1,039,866
Real estate – commercial	**617,270**	595,567	570,969	514,590	442,818
Consumer, net	**441,747**	477,579	511,310	529,577	454,698
Leases, net	**95,836**	119,290	137,950	120,246	63,485
Total Loans	**$2,692,187**	$2,795,808	$2,956,204	$2,780,450	$2,518,148

Table 4 – Selected Loan Maturity Distribution

December 31, 2002 (In thousands)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$221,273	$119,386	$ 99,371	**$440,030**
Real estate – construction	53,427	9,469	36,206	**99,102**
Total	**$274,700**	**$128,855**	**$135,577**	**$539,132**
Total of these selected loans due after one year with:				
Fixed interest rate				**$109,312**
Floating interest rate				**$155,120**

Investment Securities: The Corporation's securities portfolio is structured to provide liquidity and contribute to earnings. Park's investment strategy is dynamic. As conditions change over time, Park's overall interest rate risk, liquidity needs, and potential return on the investment portfolio will change. Management regularly reevaluates the securities in its portfolio based on circumstances as they evolve. Circumstances that may precipitate a sale of a security would be to better manage interest rate risk, meet liquidity needs, or to improve the overall yield on the investment portfolio. Park realized a net security loss of $182,000 in 2002, compared to a net security gain of $140,000 in 2001 and a net security loss of $889,000 in 2000.

Park classifies most of its securities as available-for-sale (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of taxes, accounted for as accumulated other comprehensive income which is part of the Corporation's equity. Management classified approximately 75% of the securities portfolio as available-for-sale at December 31, 2002. These securities are available to be sold in future periods in carrying out Park's investment strategies. The remaining securities are classified as held-to-maturity and are accounted for at amortized cost.

Average taxable investment securities were $1,240 million in 2002 compared to $945 million in 2001 and $829 million in 2000. The average yield on taxable investments was 5.94% in 2002 compared to 6.58% in 2001 and 6.65% in 2000. Average tax-exempt investment securities were $144 million in 2002 compared to $160 million in 2001 and $173 million in 2000. The average tax-equivalent yield on tax-exempt investment securities was 7.10% in 2002 compared to 6.97% in 2001 and 6.85% in 2000. On a combined basis, the total of the average balance of taxable and tax-exempt securities was 31.2% of average total assets in 2002 compared to 25.9% in 2001 and 24.2% in 2000. Average investment securities have increased in 2002 and 2001 to compensate for the decrease in average loan balances in 2002 and the small increase in 2001. Management expects that the average balance of investment securities will further increase in 2003.

At year-end 2002 and 2001, the average tax-equivalent yield on the total investment portfolio was 5.74% and 6.37% respectively. The weighted average remaining maturity was 2.4 years at December 31, 2002 and was 2.8 years at December 31, 2001. U.S. Government asset-backed securities were 74.9% of the total investment portfolio at year-end 2002 and were 73.3% of the entire portfolio at year-end 2001. This segment of the investment portfolio consists of fifteen-year mortgage-backed securities and collateralized mortgage obligations which are backed by fifteen year mortgage-backed securities.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the cash flow from mortgage-backed securities and collateralized mortgage obligations would be reduced. Management estimates that the average maturity of the investment portfolio would lengthen to 4.0 years with a 1.00% increase in long-term interest rates and to 5.6 years with a 2.00% increase in long-term interest rates.

The following table sets forth the book value of investment securities at year-end:

Table 5 – Investment Securities

December 31, (In thousands)	2002	2001	2000
Obligations of U.S. Treasury and other U.S. Government agencies	**$ 161,635**	$ 197,502	$332,428
Obligations of states and political subdivisions	**142,234**	153,954	168,970
U.S. Government asset-backed securities and other asset-backed securities	**1,036,082**	1,071,445	416,406
Other securities	**43,191**	41,278	38,167
Total	**$1,383,142**	$1,464,179	$955,971

EARNING RESULTS

The Corporation's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them.

Table 6 – Distribution of Assets, Liabilities and Stockholders' Equity

December 31, (Dollars in thousands)	2002			2001			2000		
	Daily Average	Interest	Average Rate	Daily Average	Interest	Average Rate	Daily Average	Interest	Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$2,719,805**	**$207,717**	**7.64%**	$2,881,551	$250,465	8.69%	$2,873,939	$259,094	9.02%
Taxable investment securities	**1,240,463**	**73,625**	**5.94%**	945,333	62,197	6.58%	828,550	55,076	6.65%
Tax-exempt investment securities (3)	**144,287**	**10,247**	**7.10%**	160,374	11,173	6.97%	173,390	11,872	6.85%
Federal funds sold	**36,679**	**621**	**1.69%**	21,021	872	4.15%	24,144	1,404	5.82%
Total interest earning assets	**4,141,234**	**292,210**	**7.06%**	4,008,279	324,707	8.10%	3,900,023	327,446	8.40%
Noninterest earning assets:									
Allowance for possible loan losses	**(62,703)**			(59,761)			(53,645)		
Cash and due from banks	**129,820**			123,424			126,720		
Premises and equipment, net	**39,416**			39,967			40,319		
Other assets	**187,395**			158,095			128,417		
TOTAL	**$4,435,162**			$4,270,004			$4,141,834		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$771,507**	**$6,944**	**0.90%**	$ 649,831	$ 11,824	1.82%	$ 628,353	$ 14,633	2.33%
Savings deposits	**545,657**	**5,577**	**1.02%**	514,194	10,781	2.10%	516,382	12,243	2.37%
Time deposits	**1,584,292**	**55,906**	**3.53%**	1,571,021	81,707	5.20%	1,521,378	83,164	5.47%
Total interest bearing deposits	**2,901,456**	**68,427**	**2.36%**	2,735,046	104,312	3.81%	2,666,113	110,040	4.13%
Short-term borrowings	**226,238**	**3,310**	**1.46%**	279,244	9,296	3.33%	295,162	16,700	5.66%
Long-term debt	**252,834**	**10,851**	**4.29%**	295,669	13,796	4.67%	267,147	15,599	5.84%
Total interest bearing liabilities	**3,380,528**	**82,588**	**2.44%**	3,309,959	127,404	3.85%	3,228,422	142,339	4.41%
Noninterest bearing liabilities:									
Demand deposits	**502,400**			460,219			460,360		
Other	**64,918**			47,539			38,957		
Total noninterest bearing liabilities	**567,318**			507,758			499,317		
Shareholders' equity	**487,316**			452,287			414,095		
TOTAL	**$4,435,162**			$4,270,004			$4,141,834		
Net interest earnings		**$209,622**			$197,303			$185,107	
Net interest spread			**4.62%**			4.25%			3.99%
Net yield on interest earning assets			**5.06%**			4.92%			4.75%

(1) Loan income includes net loan fee income of $4,309 in 2002, $3,605 in 2001 and $809 in 2000. Loan income also includes the effects of taxable equivalent adjustments using a 35% rate in 2002, 2001 and 2000. The taxable equivalent adjustment was $1,018 in 2002, $1,028 in 2001 and $1,020 in 2000.

(2) For purposes of this computation, non-accrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt securities includes the effect of taxable equivalent adjustments using a 35% rate in 2002, 2001 and 2000. The taxable equivalent adjustment was $3,272 in 2002, $3,331 in 2001 and $3,454 in 2000.

Net interest income increased by $12.4 million or 6.4% to $205.3 million for 2002 compared to an increase of $12.2 million or 6.7% to $192.9 million for 2001. The net yield on interest earning assets increased to 5.06% for 2002 compared to 4.92% for 2001 and 4.75% for 2000.

Similarly, the net interest rate spread—the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities increased to 4.62% for 2002 compared to 4.25% for 2001 and 3.99% for 2000. The increase in net interest income for both 2002 and 2001 was due to an increase in the net interest spread and an increase in average interest earning assets.

The yield on average interest earning assets was 7.06% in 2002 compared to 8.10% in 2001 and 8.40% in 2000. The average prime lending rate was approximately 4.68% for 2002 compared to 6.92% for 2001 and 9.19% for 2000. The Federal Reserve Board decreased the federal funds rate from 6.50% to 1.75% during 2001 and further reduced the federal funds rate to 1.25% in November 2002. Short-term interest rates are expected to stay low during 2003. About one-third of Park's loan portfolio is indexed to the prime lending rate and as a result, the average yield on interest earning assets is expected to further decrease in 2003 as these loans reprice and other interest earning assets mature and are replaced with lower yielding assets. Average interest earning assets increased by $133 million or 3.3% to $4,141 million in 2002 compared to an increase of $108 million or 2.8% to $4,008 million in 2001.

The average rate paid on average interest bearing liabilities was 2.44% in 2002 compared to 3.85% in 2001 and 4.41% in 2000. The average rate paid on deposits was 2.36% for 2002 compared to 3.81% for 2001 and 4.13% for 2000. Management expects that the average rate paid on deposits and borrowed funds will continue to decrease in 2003 as a result of the large decrease in short-term market rates during 2001 and the further reduction in November 2002. Average interest bearing liabilities increased by $71 million or 2.1% to $3,381 million in 2002 compared to an increase of $82 million or 2.5% to $3,310 million in 2001. Average interest bearing deposits as a percentage of average interest bearing liabilities were 85.8% in 2002 compared to 82.6% in both 2001 and 2000.

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 7 – Volume/Rate Variance Analysis

	Change from 2001 to 2002			Change from 2000 to 2001		
(In thousands)	**Volume**	**Rate**	**Total**	Volume	Rate	Total
Increase (decrease) in: Interest income:						
Total loans	$(13,560)	$(29,188)	**$(42,748)**	$ 698	$ (9,327)	$ (8,629)
Taxable investments	17,939	(6,511)	**11,428**	7,706	(585)	7,121
Tax-exempt investments	(1,132)	206	**(926)**	(904)	205	(699)
Federal funds sold	638	(889)	**(251)**	(165)	(367)	(532)
Total interest income	3,885	(36,382)	**(32,497)**	7,335	(10,074)	(2,739)
Interest expense: Transaction accounts	1,913	(6,793)	**(4,880)**	486	(3,295)	(2,809)
Savings accounts	628	(5,832)	**(5,204)**	(52)	(1,410)	(1,462)
Time deposits	684	(26,485)	**(25,801)**	2,690	(4,147)	(1,457)
Short-term borrowings	(1,512)	(4,474)	**(5,986)**	(858)	(6,546)	(7,404)
Long-term debt	(1,886)	(1,059)	**(2,945)**	1,546	(3,349)	(1,803)
Total interest expense	(173)	(44,643)	**(44,816)**	3,812	(18,747)	(14,935)
Net variance	$4,058	$8,261	**$12,319**	$ 3,523	$ 8,673	$12,196

Other Income: Total other income, exclusive of security gains or losses, increased by $5.9 million or 13.2% to $51.0 million in 2002 and increased by $6.7 million or 17.6% to $45.1 million in 2001 compared to $38.4 million for 2000.

Fee income earned from the origination and sale into the secondary market of fixed rate mortgage loans is included with other non-yield related loan fees in the subcategory other service income. Other service income increased by $3.0 million or 29.9% to $12.9 million in 2002 and increased by $4.7 million or 90.7% to $9.9 million in 2001 due primarily to the increase in fixed rate mortgage loan volume. Fixed rate mortgage loan volume is greatly dependent on the level of long-term interest rates which were low in 2002 and 2001. Other service income was $5.2 million for 2000. Management expects that fixed rate mortgage loan volume will continue to be strong in 2003 but less than the record volume in 2002.

The subcategory of "other income" increased by $2.4 million or 18.5% to $15.3 million in 2002 and increased by $629,000 or 5.1% to $12.9 million in 2001. The increase in 2002, was primarily due to increased fees from check card and ATM services, commissions earned from title insurance policies and a $575,000 gain from the sale of a branch office. The increase in 2001 was primarily due to increased fees from check card and ATM services.

Service charges on deposit accounts increased by $447,000 or 3.3% in 2002 and by $733,000 or 5.8% in 2001 due to both fee increases and increases in the number of transaction accounts.

Income from fiduciary activities increased by $128,000 or 1.5% in 2002 and by $647,000 or 7.9% in 2001 due primarily to increases in assets under management for new trust department customers. Income from fiduciary activities for 2002 was hampered by the poor performance of the equity markets as fiduciary fees are generally based on the market value of the assets under management.

Losses on sale of securities were $182,000 in 2002 and $889,000 in 2000 compared to a gain of $140,000 in 2001. The proceeds from the sales of securities in 2000 were generally invested in higher yielding, longer maturity securities. During 2002, 2001, and 2000, the Corporation had no investment in off-balance sheet derivative instruments.

Other Expense: Total other expense increased by $5.8 million or 5.0% to $120.0 million in 2002 and increased by $7.3 million or 6.9% to $114.2 million in 2001 compared to $106.9 million for 2000.

Salaries and employee benefits increased by $5.4 million or 9.0% in 2002 compared to an increase of $4.3 million or 7.8% in 2001. Full-time equivalent employees at year-end were 1,600 in 2002, and 1,588 in 2001. Salaries increased by 7.3% in 2002 and by 9.2% in 2001. Employee benefit expense increased by 16.8% in 2002 and by 1.8% in 2001. The large increase in employee benefit expense in 2002 was primarily due to a 52.5% increase in pension plan expense. See Note 12 of the Notes to Consolidated Financial Statements for additional information on Park's pension plan.

The expense for amortization of intangibles was $5.3 million in 2002 compared to $4.1 million for 2001 and $4.0 million for 2000. The increase in 2002 was primarily due to the write-off of the remaining core deposit intangible at the Richland Trust Company pertaining to branch acquisitions in 1996. The expense for amortization of intangibles is expected to be $2.5 million in 2003.

The subcategory "other expense" was $9.2 million in 2002 compared to $10.7 million in 2001 and $8.4 million in 2000. The increase in other expense of $2.3 million in 2001 was primarily due to a charge of $2.0 million to increase the reserve for auto lease residuals. The residual reserve for auto leases was approximately $3.1 million at year-end 2002 and 2001. Actual losses on auto lease residuals were $1.0 million in 2002 compared to $502,000 in 2001 and $258,000 in 2000. Management expects that the losses on auto lease residuals will increase in 2003, but believes that the reserve is adequate to absorb future losses.

Income Taxes: Federal income tax expense as a percentage of income before taxes was 29.4% in 2002 and 2001 compared to 29.0% in 2000. A lower tax percentage rate than the statutory rate of thirty-five percent is primarily due to tax-exempt interest income from state and municipal investments and loans and low income housing tax credits.

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to absorb possible future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historical loan loss experience and projections of future economic conditions.

The allowance for loan losses at December 31, 2002 totaled $62.0 million and represented 2.30% of total loans outstanding at December 31, 2002 compared to $60.0 million or 2.14% of total loans outstanding at December 31, 2001 and $57.5 million or 1.94% of total loans outstanding at December 31, 2000. The provision for loan losses was $15.0 million for 2002 compared to $13.1 million for 2001 and $14.8 million for 2000. Net charge-offs were $13.0 million for 2002 compared to $10.6 million for 2001 and $9.5 million for 2000.

Management believes that the allowance for loan losses at year-end 2002 is adequate to absorb estimated credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the adequacy of the allowance for loan losses.

The following table summarizes the loan loss provision, charge-offs and recoveries for the last five years:

Table 8 – Summary of Loan Loss Experience

(In thousands)	2002	2001	2000	1999	1998
Average loans (net of unearned interest)	**$2,719,805**	$2,881,551	$2,873,939	$2,618,162	$2,443,119
Allowance for possible loan losses:					
Beginning balance	**$ 59,959**	$ 57,473	$ 52,140	$ 48,098	$ 45,018
Charge-offs:					
Commercial	**7,210**	3,770	5,077	5,055	1,443
Real estate	**2,409**	2,623	1,161	1,907	1,862
Consumer	**8,606**	9,908	6,825	5,361	6,275
Lease financing	**1,602**	1,519	933	268	184
Total charge-offs	**19,827**	17,820	13,996	12,591	9,764
Recoveries:					
Commercial	**1,812**	2,453	788	445	1,271
Real estate	**1,534**	656	573	1,484	1,074
Consumer	**2,891**	3,426	2,772	2,123	1,890
Lease financing	**616**	712	406	112	91
Total recoveries	**6,853**	7,247	4,539	4,164	4,326
Net charge-offs	**12,974**	10,573	9,457	8,427	5,438
Provision charged to earnings	**15,043**	13,059	14,790	12,469	8,518
Ending balance	**$ 62,028**	$ 59,959	$ 57,473	$ 52,140	$ 48,098
Ratio of net charge-offs to average loans	**0.48%**	0.37%	0.33%	0.32%	0.22%
Ratio of allowance for possible loan losses to end of year loans, net of unearned interest	**2.30%**	2.14%	1.94%	1.88%	1.91%

The following table summarizes the allocation of allowance for possible loan losses:

Table 9 – Allocation of Allowance for Loan Losses

December 31, (Dollars in thousands)	2002 Allowance	2002 Percent of Loans Per Category	2001 Allowance	2001 Percent of Loans Per Category	2000 Allowance	2000 Percent of Loans Per Category	1999 Allowance	1999 Percent of Loans Per Category	1998 Allowance	1998 Percent of Loans Per Category
Commercial	$17,049	16.34%	$15,853	15.75%	$15,573	16.20%	$13,645	15.83%	$12,827	16.43%
Real estate	23,375	63.78%	21,695	62.90%	20,222	61.83%	18,280	60.80%	17,448	62.99%
Consumer	18,322	16.40%	19,131	17.08%	17,886	17.30%	17,212	19.05%	15,923	18.06%
Leases	3,282	3.48%	3,280	4.27%	3,792	4.67%	3,003	4.32%	1,900	2.52%
Total	**$62,028**	**100.00%**	$59,959	100.00%	$57,473	100.00%	$52,140	100.00%	$48,098	100.00%

As of December 31, 2002, the Corporation had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did the Corporation have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) loans whose terms have been renegotiated; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.

The following is a summary of the nonaccrual, past due and renegotiated loans and other real estate owned for the last five years:

Table 10 – Nonperforming Assets

December 31, (Dollars in thousands)	2002	2001	2000	1999	1998
Nonaccrual loans	**$17,579**	$17,303	$10,204	$ 6,446	$ 5,606
Renegotiated loans	**2,599**	2,254	6,440	740	814
Loans past due 90 days or more	**6,290**	7,550	5,093	5,191	4,283
Total nonperforming loans	**26,468**	27,107	21,737	12,377	10,703
Other real estate owned	**3,206**	3,425	1,716	2,486	1,769
Total nonperforming assets	**$29,674**	$30,532	$23,453	$14,863	$12,472
Percentage of nonperforming loans to loans, net of unearned interest	**0.98%**	0.97%	0.74%	0.45%	0.43%
Percentage of nonperforming assets to loans, net of unearned interest	**1.10%**	1.09%	0.79%	0.53%	0.50%
Percentage of nonperforming assets to total assets	**0.67%**	0.67%	0.56%	0.36%	0.35%

Tax equivalent interest income from loans of $207.7 million for 2002 would have increased by $1.4 million if all loans had been current in accordance with their original terms. Interest income for the year ended December 31, 2002 in the approximate amount of $833,000 is included in interest income for those loans in accordance with original terms.

The Corporation had $149.5 million of loans included on the Corporation's watch list of potential problem loans at December 31, 2002 compared to $101.6 million at year-end 2001 and $83.3 million at year-end 2000. The existing conditions of these loans do not warrant classification as nonaccrual. Management undertakes additional surveillance regarding a borrower's ability to comply with payment terms for watch list loans.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: The Corporation's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from lending and investing activities.

Cash and cash equivalents increased by $69.6 million during 2002 to $238.8 million at year end. Cash provided by operating activities was $80.4 million in 2002, $98.2 million in 2001, and $76.9 million in 2000. Net income was the primary source of cash for operating activities during each year.

Cash provided by investing activities was $200.6 million in 2002 and cash used in investing activities was $351.0 million in 2001 and $115.4 million in 2000. A major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash provided by the net decrease in the loan portfolio was $95.0 million in 2002 and $156.1 million in 2001. Cash used for the net increase in loans was $184.0 million in 2000.

Security transactions are the other major use or source of cash in investing activities. Proceeds from the sale or maturity of securities provide cash and purchases of securities use cash. Net security transactions provided $110.1 million of cash in 2002, used $499.0 million of cash in 2001 and provided $71.9 million of cash in 2000.

Cash used by financing activities was $211.3 million in 2002 and cash provided by financing activities was $252.5 million in 2001 and $22.1 million in 2000. A major source of cash for financing activities is the net increase in deposits. Cash provided from the net increase in deposits was $180.9 million in 2002, $147.0 million in 2001 and $47.6 million in 2000. The purchase of deposits with the branch office in 2001 provided cash of $15.0 million.

Changes in short-term borrowings or long-term debt is another major source or use of cash for financing activities. The net decrease in short-term borrowings used cash of $129.4 million in 2002 and used cash of $120.4 in 2000. The net increase in short-term borrowings provided cash of $42.6 million in 2001. Cash was used by the net decrease in long-term debt of $205.3 million in 2002. Cash was provided by the net increase in long-term debt of $102.4 million in 2001 and $149.6 million in 2000.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings, and the capability to securitize or package loans for sale. The present funding sources provide more than adequate liquidity for the Corporation to meet its cash flow needs.

Liquidity is enhanced by assets maturing or repricing within one year. Assets maturing or repricing within one year were $2,733 million or 65.8% of interest earning assets at year-end 2002. Liquidity is also enhanced by a significant amount of stable core deposits from a variety of customers in several Ohio markets served by the Corporation.

An asset/liability committee monitors and forecasts rate-sensitive assets and liabilities and develops strategies and pricing policies to influence the acquisition of certain assets and liabilities. The purpose of these efforts is to guard the Corporation from adverse impacts of unforeseen swings in interest rates and to enhance the net income of the Corporation by accepting a limited amount of interest rate risk, based on interest rate projections.

The following table shows interest sensitivity data for five different time intervals as of December 31, 2002:

Table 11 – Interest Rate Sensitivity

(Dollars in thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest rate sensitive assets:						
Federal funds sold	**$ 81,700**	—	—	—	—	$ 81,700
Investment securities (1)	**201,038**	$ 461,300	$ 426,931	$218,964	$74,959	1,383,192
Loans (1)	**808,088**	1,181,163	582,710	82,289	37,937	2,692,187
Total interest earning assets	**1,090,826**	1,642,463	1,009,641	301,253	112,896	4,157,079
Interest bearing *liabilities:*						
Interest bearing checking (2)	**120,279**	—	360,838	—	—	481,117
Savings accounts (2)	**272,789**	—	272,789	—	—	545,578
Money market checking	**310,032**	—	—	—	—	310,032
Time deposits	**458,578**	545,940	437,717	119,193	1,258	1,562,686
Other	**1,565**	—	—	—	—	1,565
Total deposits	**1,163,243**	545,940	1,071,344	119,193	1,258	2,900,978
Short-term borrowings	**188,878**	—	—	—	—	188,878
Long-term debt	**0**	0	4,631	75,000	107,595	187,226
Total interest bearing liabilities	**1,352,121**	545,940	1,075,975	194,193	108,853	3,277,082
Interest rate sensitivity gap	**(261,295)**	1,096,523	(66,334)	107,060	4,043	879,997
Cumulative rate sensitivity gap	**(261,295)**	835,228	768,894	875,954	879,997	—
Cumulative gap as a percentage of total interest earning assets	**–6.29%**	20.09%	18.50%	21.07%	21.17%	

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity.

(2) Management considers interest bearing checking accounts and savings accounts to be core deposits and therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 25% of interest bearing checking accounts and 50% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a positive 20.09% to a positive 4.85%.

The interest rate sensitivity gap analysis provides a good overall picture of the Corporation's static interest rate risk position. The Corporation's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2002, the cumulative interest earning assets maturing or repricing within twelve months were $2,733 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $1,898 million. For the twelve months, rate sensitive assets exceed rate sensitive liabilities by $835 million or 20.1% of earning assets. The twelve month rate sensitivity gap has exceeded fifteen percent of interest earning assets for the past two quarters. Management expects that the interest rate sensitivity gap will drop below fifteen percent of interest earning assets at March 31, 2003 due to investment purchases being funded by short-term borrowings.

A positive twelve month cumulative rate sensitivity gap would suggest that the Corporation's net interest margin would increase if interest rates were to rise. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve month interest rate sensitivity gap position at December 31, 2001 was a positive $256 million or 6.0% of interest earning assets compared to a positive $835 million or a positive 20.1% of interest earning assets at December 31, 2002. This change in the cumulative twelve month interest rate sensitivity gap of a positive $579 million was primarily due to an decrease in the amount of short-term borrowings and long-term debt repricing or maturing in one year to $189 million at year-end 2002 compared to $526 million at year-end 2001.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate scenarios to better forecast and manage the net interest margin. The Corporation uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and as a result, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a .50% change in market interest rates per quarter for a total of 2.00% per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2002, the earnings simulation model projected that net income would increase by .6% using a rising interest rate scenario and decrease by 1.2% using a declining interest rate scenario over the next year. At December 31, 2001, the earnings simulation model projected that net income would decrease by .5% using a rising interest rate scenario and increase by .7% using a declining interest rate scenario over the next year and at December 31, 2000, the earnings simulation model projected that net income would decrease by 1.5% using a rising interest rate scenario and increase by 1.1% using a declining interest rate scenario over the next year. Consistently, over the past several years the earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. The net interest margin has been relatively stable over the past five years at 5.06% in 2002, 4.92% in 2001, 4.75% in 2000, 4.87% in 1999 and 4.96% in 1998. A major goal of the asset/liability committee is to have a relatively stable net interest margin regardless of the level of interest rates.

Capital: The Corporation's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2002, the Corporation's equity capital was $509.3 million, an increase of 8.7% over the equity capital at December 31, 2001. Stockholders' equity at December 31, 2002 was 11.45% of total assets compared to 10.25% of total assets at December 31, 2001.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. The unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. The capital standard of risk-based capital to risk-based assets is 8.00% at December 31, 2002. At year-end 2002, the Corporation had a risk-based capital ratio of 17.78% or capital above the minimum required by $278 million. The capital standard of tier 1 capital to risk-based assets is 4.00% at December 31, 2002. Tier 1 capital includes stockholders' equity net of goodwill and other intangible assets. At year-end 2002, the Corporation had a tier 1 capital to risk-based assets ratio of 16.51% or capital above the minimum required by $355 million. Bank regulators have also established a leverage capital ratio of 4%, consisting of tier 1 capital to total assets, not risk adjusted. At year-end 2002, the Corporation had a leverage capital ratio of 10.72% or capital above the minimum required by $294 million. Regulatory guidelines also establish capital ratio requirements for "well capitalized" bank holding companies. The capital ratios are 10% for risk-based capital, 6% for tier 1 capital to risk-based assets and 5% for tier 1 capital to total assets. The Corporation exceeds these higher capital standards and therefore is classified as "well capitalized."

The financial institution subsidiaries of the Corporation each met the well capitalized capital ratio guidelines at December 31, 2002. The table below indicates the capital ratios for each subsidiary and the Corporation at December 31, 2002:

Table 12 – Capital Ratios

December 31, 2002	Leverage	Tier 1 Risk-Based	Total Risk-Based
Park National Bank	5.17%	7.99%	11.90%
Richland Trust Company	5.89%	9.84%	11.10%
Century National Bank	5.79%	9.95%	12.44%
First-Knox National Bank	5.53%	8.24%	12.43%
United Bank N.A.	6.49%	11.53%	12.79%
Second National Bank	5.67%	9.13%	12.80%
Security National Bank	5.50%	8.34%	12.53%
Citizens National Bank	6.15%	11.25%	16.34%
Park National Corporation	10.72%	16.51%	17.78%
Minimum Capital Ratio	4.00%	4.00%	8.00%
Well Capitalized Ratio	5.00%	6.00%	10.00%

RISK-BASED CAPITAL RATIOS *(December 31, 2002)*


20.00%
15.00%
10.00%
5.00%
0.00%
Leverage
Tier 1
Total
Park
Well Capitalized
Regulatory Minimum

AVERAGE STOCKHOLDERS' EQUITY *(millions)*


2002
$487.3
2001
$452.3
2000
$414.1
1999
$409.1
1998
$388.7

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

The following table summarizes five-year financial information. All per share data have been retroactively restated for the 5% stock dividend paid on December 15, 1999.

Table 13 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
Results of Operations:					
Interest income	**$ 287,920**	$ 320,348	$ 323,131	$ 293,034	$ 281,480
Interest expense	**82,588**	127,404	142,339	119,238	118,063
Net interest income	**205,332**	192,944	180,792	173,796	163,417
Gain/(loss) on sale of securities	**(182)**	140	(889)	(4,639)	527
Noninterest income	**51,032**	45,098	38,353	36,736	34,417
Noninterest expense	**119,964**	114,207	106,862	103,460	98,297
Provision for loan losses	**15,043**	13,059	14,790	12,469	8,518
Net income	**85,579**	78,362	68,547	63,805	62,628
Per share:					
Net income – basic	**6.17**	5.59	4.82	4.45	4.36
Net income – diluted	**6.15**	5.58	4.81	4.43	4.33
Cash dividends declared	**3.11**	2.89	2.66	2.36	1.94
Average Balances:					
Loans	**$2,719,805**	$2,881,551	$2,873,939	$2,618,162	$2,443,119
Investment securities	**1,384,750**	1,105,707	1,001,940	1,025,599	865,437
Money market instruments and other	**36,679**	21,021	24,144	28,420	64,790
Total earning assets	**4,141,234**	4,008,279	3,900,023	3,672,181	3,373,346
Noninterest bearing deposits	**502,400**	460,219	460,360	451,723	412,702
Interest bearing deposits	**2,901,456**	2,735,046	2,666,113	2,606,173	2,514,660
Total deposits	**3,403,856**	3,195,265	3,126,473	3,057,896	2,927,362
Short-term borrowings	**226,238**	279,244	295,162	359,639	234,335
Long-term debt	**252,834**	295,669	267,147	89,399	37,714
Stockholders' equity	**487,316**	452,287	414,095	409,079	388,704
Total assets	**4,435,162**	4,270,004	4,141,834	3,949,655	3,633,136
Ratios:					
Return on average assets	**1.93%**	1.84%	1.65%	1.62%	1.72%
Return on average equity	**17.56%**	17.33%	16.55%	15.60%	16.11%
Net interest margin (1)	**5.06%**	4.92%	4.75%	4.87%	4.96%
Noninterest expense to net revenue (1)	**46.02%**	47.11%	47.82%	47.98%	48.72%
Dividend payout ratio	**50.42%**	51.64%	52.73%	49.50%	42.40%
Average stockholders' equity to average total assets	**10.99%**	10.59%	10.00%	10.36%	10.70%
Leveraged capital	**10.72%**	9.97%	9.91%	9.80%	9.87%
Tier 1 capital	**16.51%**	14.84%	15.01%	14.42%	14.86%
Risk-based capital	**17.78%**	16.09%	16.27%	15.64%	16.09%

(1) Computed on a fully taxable equivalent basis

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2002 and 2001. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

Table 14 – Quarterly Financial Data

(Dollars in thousands, except per share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2002:				
Interest income	**$74,874**	**$73,099**	**$72,402**	**$67,545**
Interest expense	**22,627**	**21,200**	**20,472**	**18,289**
Net interest income	**52,247**	**51,899**	**51,930**	**49,256**
Provision for loan losses	**4,519**	**3,644**	**3,194**	**3,686**
Gain (loss) on sale of securities	**(210)**	**—**	**—**	**28**
Income before income taxes	**30,097**	**31,089**	**31,658**	**28,331**
Net income	**21,448**	**21,972**	**22,073**	**20,086**
Per share data:				
Net income – basic	**1.53**	**1.58**	**1.59**	**1.45**
Net income – diluted	**1.53**	**1.57**	**1.59**	**1.45**
Weighted-average common stock outstanding – basic	**13,936,340**	**13,920,111**	**13,847,583**	**13,810,087**
Weighted-average common stock equivalent – diluted	**13,973,050**	**13,958,268**	**13,871,544**	**13,835,833**
2001:				
Interest income	$81,154	$80,225	$80,242	$78,727
Interest expense	35,723	33,323	31,664	26,694
Net interest income	45,431	46,902	48,578	52,033
Provision for loan losses	2,259	2,392	2,957	5,451
Gain (loss) on sale of securities	142	—	(8)	6
Income before income taxes	26,500	29,118	29,035	26,263
Net income	18,890	20,383	20,352	18,737
Per share data:				
Net income – basic	1.34	1.45	1.46	1.34
Net income – diluted	1.34	1.45	1.45	1.34
Weighted-average common stock outstanding – basic	14,090,337	14,033,886	14,001,286	13,955,703
Weighted-average common stock equivalent – diluted	14,116,226	14,055,661	14,043,030	13,989,892

The Corporation's common stock (symbol:PRK) is traded on the American Stock Exchange (AMEX). At December 31, 2002, the Corporation had 5,006 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2002 and 2001, as reported by AMEX.

Table 15 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2002:				
First Quarter	$ 99.00	$89.50	$ 98.75	$0.76
Second Quarter	102.10	86.00	86.00	0.76
Third Quarter	97.71	84.01	93.70	0.76
Fourth Quarter	99.25	88.30	98.80	0.83
2001:				
First Quarter	$ 91.00	$80.80	$ 86.75	$0.71
Second Quarter	102.50	75.10	102.50	0.71
Third Quarter	101.00	84.00	96.75	0.71
Fourth Quarter	98.75	88.00	92.75	0.76

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2002 and 2001 (Dollars in thousands)

ASSETS	2002	2001
Cash and due from banks	**$ 157,088**	$ 169,143
Federal funds sold	**81,700**	—
Interest bearing deposits with other banks	**50**	50
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $993,317 and $1,423,268 at December 31, 2002 and 2001, respectively)	**1,030,264**	1,436,661
Securities held-to-maturity, at amortized cost (fair value of $360,688 and $27,383 at December 31, 2002 and 2001, respectively)	**352,878**	27,518
Total investment securities	**1,383,142**	1,464,179
Loans	**2,701,206**	2,806,301
Unearned loan interest	**(9,019)**	(10,493)
Total loans	**2,692,187**	2,795,808
Allowance for loan losses	**(62,028)**	(59,959)
Net loans	**2,630,159**	2,735,849
Other assets:		
Bank owned life insurance	**74,355**	63,892
Premises and equipment, net	**38,734**	39,910
Accrued interest receivable	**20,189**	23,837
Other	**61,208**	72,655
Total other assets	**194,486**	200,294
Total assets	**$4,446,625**	$4,569,515

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2002 and 2001 (Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Deposits:		
Noninterest bearing	**$ 594,157**	$ 515,333
Interest bearing	**2,900,978**	2,798,870
Total deposits	**3,495,135**	3,314,203
Short-term borrowings	**188,878**	318,311
Long-term debt	**187,226**	392,540
Other liabilities:		
Accrued interest payable	**8,074**	10,772
Other	**58,020**	65,343
Total other liabilities	**66,094**	76,115
Total liabilities	**3,937,333**	4,101,169
Stockholders' equity:		
Common stock, no par value (20,000,000 shares authorized; 14,540,449 shares issued in 2002 and 14,540,498 issued in 2001)	**105,768**	105,771
Accumulated other comprehensive income, net	**22,418**	8,705
Retained earnings	**446,300**	403,870
Less: Treasury stock (748,483 shares in 2002 and 599,697 shares in 2001)	**(65,194)**	(50,000)
Total stockholders' equity	**509,292**	468,346
Total liabilities and stockholders' equity	**$4,446,625**	$4,569,515

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF INCOME

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2002, 2001 and 2000 (Dollars in thousands, except per share data)

	2002	2001	2000
Interest income:			
Interest and fees on loans	**$206,699**	$249,437	$258,074
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**73,625**	62,197	55,076
Obligations of states and political subdivisions	**6,975**	7,842	8,418
Other interest income	**621**	872	1,563
Total interest income	**287,920**	320,348	323,131
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**12,521**	22,605	26,876
Time deposits	**55,906**	81,707	83,164
Interest on short-term borrowings	**3,310**	9,296	16,700
Interest on long-term debt	**10,851**	13,796	15,599
Total interest expense	**82,588**	127,404	142,339
Net interest income	**205,332**	192,944	180,792
Provision for loan losses	**15,043**	13,059	14,790
Net interest income after provision for loan losses	**190,289**	179,885	166,002
Other income:			
Income from fiduciary activities	**8,942**	8,814	8,167
Service charges on deposit accounts	**13,868**	13,421	12,688
Gain/(loss) on sales of securities	**(182)**	140	(889)
Other service income	**12,936**	9,959	5,223
Other	**15,286**	12,904	12,275
Total other income	**$ 50,850**	$ 45,238	$ 37,464

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2002, 2001 and 2000 (Dollars in thousands, except per share data)

	2002	2001	2000
Other expense:			
Salaries and employee benefits	**$ 65,464**	$ 60,042	$ 55,721
Data processing fees	**8,302**	8,247	7,823
Fees and service charges	**7,709**	6,536	7,397
Net occupancy expense of bank premises	**6,262**	5,771	5,599
Amortization of intangibles	**5,276**	4,097	3,970
Furniture and equipment expense	**6,177**	6,139	6,053
Insurance	**1,190**	1,257	1,283
Marketing	**3,512**	3,371	3,141
Postage and telephone	**4,560**	4,661	4,548
State taxes	**2,287**	3,339	2,912
Other	**9,225**	10,747	8,415
Total other expense	**119,964**	114,207	106,862
Income before federal income taxes	**121,175**	110,916	96,604
Federal income taxes	**35,596**	32,554	28,057
Net income	**$ 85,579**	$ 78,362	$ 68,547
Earnings per share:			
Basic	**$6.17**	$5.59	$4.82
Diluted	**$6.15**	$5.58	$4.81

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2002, 2001 and 2000 (Dollars in thousands, except per share data)

	Common Stock			Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2000	14,333,230	$121,210	$333,572	$(16,304)	$(29,295)	$409,183
Treasury stock purchased	(240,340)	—	—	—	(20,844)	(20,844)
Treasury stock reissued primarily for stock options exercised	20,408	—	—	—	1,310	1,310
Shares issued for stock options	11,825	304	—	—	—	304
Retire treasury stock from U.B. Bancshares and SNB Corp. mergers	—	(2,246)	—	—	2,246	—
Cash payment for fractional shares in U.B. Bancshares and SNB Corp. mergers	(406)	(39)	—	—	—	(39)
Net income	—	—	68,547	—	—	68,547
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $10,948				20,332		20,332
Total other comprehensive income						20,332
Comprehensive income						88,879
Cash dividends:						
Corporation at $2.66 per share	—	—	(28,074)	—	—	(28,074)
Cash dividends declared at SNB Corp., U.B. Bancshares, and Security Banc Corporation prior to the merger	—	—	(8,070)	—	—	(8,070)
Balance, December 31, 2000	14,124,717	$119,229	$365,975	$ 4,028	$(46,583)	$442,649
Treasury stock purchased	(207,330)	—	—	—	(18,336)	(18,336)
Treasury stock reissued primarily for stock options exercised	24,646	—	—	—	1,558	1,558
Retire treasury stock from Security Banc Corporation merger	—	(13,361)	—	—	13,361	—
Cash payment for fractional shares in Security Banc Corporation merger	(1,232)	(97)	—	—	—	(97)
Net income	—	—	78,362	—	—	78,362
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $2,518				4,677		4,677
Total other comprehensive income						4,677
Comprehensive income						83,039
Cash dividends:						
Corporation at $2.89 per share	—	—	(38,112)	—	—	(38,112)
Cash dividends declared at Security Banc Corporation prior to the merger	—	—	(2,355)	—	—	(2,355)
Balance, December 31, 2001	13,940,801	$105,771	$403,870	$ 8,705	$(50,000)	$468,346
Treasury stock purchased	(203,562)	—	—	—	(18,793)	(18,793)
Treasury stock reissued primarily for stock options exercised	54,776	—	—	—	3,599	3,599
Cash payment for fractional shares in dividend reinvestment plan	(49)	(3)	—	—	—	(3)
Net income	—	—	85,579	—	—	85,579
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $8,243				15,311		15,311
Additional minimum liability for pension plan, net of income taxes of $(860)				(1,598)	—	(1,598)
Total other comprehensive income						13,713
Comprehensive income						99,292
Cash dividends:						
Corporation at $3.11 per share	—	—	(43,149)	—	—	(43,149)
Balance, December 31, 2002	**13,791,966**	**$105,768**	**$446,300**	**$ 22,418**	**$(65,194)**	**$509,292**

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2002, 2001 and 2000 (Dollars in thousands)

	2002	2001	2000
Operating activities:			
Net income	**$ 85,579**	$ 78,362	$ 68,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**15,043**	13,059	14,790
Amortization of loan fees and cost, net	**(4,309)**	(3,655)	(809)
Provision for depreciation and amortization	**5,630**	5,515	5,452
Amortization of intangible assets	**5,276**	4,097	3,970
(Accretion) amortization of investment securities	**(5,666)**	(1,570)	(383)
Deferred income taxes	**(3,519)**	763	3,950
Realized investment security losses (gains)	**182**	(140)	889
Changes in assets and liabilities:			
Increase in other assets	**(5,368)**	(26,808)	(4,506)
(Decrease) increase in other liabilities	**(12,476)**	28,558	(14,998)
Net cash provided by operating activities	**80,372**	98,181	76,902
Investing activities:			
Proceeds from sales of available-for-sale securities	**99,673**	97,138	44,251
Proceeds from maturities of securities:			
Held-to-maturity	**1,989**	2,956	2,192
Available-for-sale	**1,971,411**	392,406	127,291
Purchase of securities:			
Held-to-maturity	**(327,348)**	—	(650)
Available-for-sale	**(1,635,650)**	(991,540)	(101,210)
Net decrease (increase) in interest bearing deposits with other banks	**—**	1,588	(29)
Net decrease (increase) in loans	**94,956**	156,082	(184,007)
Purchase of loans	**—**	(2,604)	—
Cash paid for branches	**—**	(1,362)	—
Purchases of premises and equipment, net	**(4,454)**	(5,651)	(3,196)
Net cash provided by (used in) investing activities	**200,577**	(350,987)	(115,358)
Financing activities:			
Purchase of deposits	**—**	14,992	—
Net increase in deposits	**180,932**	146,960	47,643
Net (decrease) increase in short-term borrowings	**(129,433)**	42,612	(120,393)
Cash payment for fractional shares of common stock	**(3)**	(97)	(39)
Exercise of stock options	**—**	—	304
Purchase of treasury stock, net	**(15,194)**	(16,778)	(19,534)
Proceeds from long-term debt	**—**	380,000	165,000
Repayment of long-term debt	**(205,314)**	(277,587)	(15,415)
Cash dividends paid	**(42,292)**	(37,585)	(35,429)
Net cash (used in) provided by financing activities	**(211,304)**	252,517	22,137
Increase (decrease) in cash and cash equivalents	**69,645**	(289)	(16,319)
Cash and cash equivalents at beginning of year	**169,143**	169,432	185,751
Cash and cash equivalents at end of year	**$ 238,788**	$169,143	$169,432

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation (the Corporation or Park) and all of its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: Held-to-maturity, available-for-sale, or trading (see Note 4).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and are included in other comprehensive income, net of applicable taxes. At December 31, 2002 and 2001, the Corporation did not hold any trading securities.

Gains and losses realized on the sale of investment securities have been accounted for on the trade date in the year of sale on an "identified certificate" basis.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful lives of the improvements, whichever are the shorter periods. Upon the sale or other disposal of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized.

Other Real Estate Owned

Other real estate owned is recorded at the lower of cost or fair market value (which is not in excess of estimated net realizable value) and consists of property acquired through foreclosure, and real estate held for sale. Subsequent to acquisition, allowances for losses are established if carrying values exceed fair value less estimated costs to sell. Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell), whereas costs relating to holding the properties are charged to expense.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized principally on the accrual basis of accounting. Loan origination fees are amortized over the life of the loans using the interest method on a loan by loan basis, and origination costs are deferred and amortized if material. Certain fees, principally service, are recognized as income when billed or collected.

The Corporation's subsidiaries suspend the accrual of interest when, in management's opinion, the collection of all or a portion of interest has become doubtful. Generally, when a loan is placed on non-accrual, the Corporation's subsidiaries charge all previously accrued and unpaid interest against income. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb estimated credit losses in the loan portfolio based on management's evaluation of various factors including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience, and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure" requires an allowance to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected, and the recorded investment in the loan exceeds the fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Commercial loans are individually risk graded. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Homogenous loans, such as consumer installment, residential mortgage loans, and automobile leases are not individually risk graded. Reserves are established for each pool of loans based on historical loan loss experience, current economic conditions and loan delinquency.

Mortgage Servicing Rights

When Park sells mortgage loans with servicing rights retained, the total cost of the mortgage loan is allocated to the servicing rights and the loans based on their relative fair values. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Capitalized mortgage servicing rights are included in other assets and totaled $5,543,000 and $3,139,000 at December 31, 2002 and 2001, respectively. Servicing rights are assessed for impairment periodically. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Lease Financing

Leases of equipment, automobiles, and aircraft to customers generally are direct leases in which the Corporation's subsidiaries have acquired the equipment, automobiles, or aircraft with no outside financing.

Such leases are accounted for as direct financing leases for financial reporting purposes. Under the direct financing method, a receivable is recorded for the total amount of the lease payments to be received.

Unearned lease income, representing the excess of the sum of the aggregate rentals of the equipment, automobile or aircraft over its cost is included in income over the term of the lease under the interest method.

Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new standards, goodwill and indefinite lived intangible assets are no longer amortized and are subject to annual impairment tests.

Park had $7,529,000 of goodwill included in other assets at December 31, 2002 and 2001. This goodwill was evaluated for impairment during the first quarter of 2002 and a determination made that the goodwill was not impaired. No amortization expense was recorded on the goodwill in 2002 compared to amortization expense of $375,000 in 2001. Application of the non-amortization provisions of the new standards increased net income by $375,000 and increased earnings per share by $.03 in 2002.

Park also had core deposit intangibles included in other assets of $8,539,000 at December 31, 2002 and $13,815,000 at December 31, 2001. The core deposit intangibles are being amortized to expense, principally on the straight-line method, over periods ranging from six to twelve years.

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and federal funds sold. Generally federal funds are purchased and sold for one day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (Dollars in thousands)	2002	2001	2000
Interest paid on deposits and other borrowings	$85,286	$130,524	$140,318
Income taxes paid	$39,650	$ 31,559	$ 24,796

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Derivative Instruments

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provided for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement became effective for quarterly and annual reporting beginning January 1, 2001. The Corporation did not use any derivative instruments in 2002 and 2001 and as a result, the adoption of this statement has had no impact on the Corporation's financial position, results of operations and cash flows.

Accounting Changes

In October 2002, the FASB issued SFAS No. 147, Acquisition of Certain Financial Institutions. This Statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in FASB Statement No. 72, Accounting for Certain Acquisitions of Banking and Thrift Institutions. Statement No. 147 requires the excess of the fair value of liabilities assumed over the fair value of the tangible and identifiable assets acquired in a business combination to be recognized as an unidentifiable intangible asset in accordance with Statement No. 141 and No. 142. In addition, any long-term customer-relationship intangible assets, such as depositor-relationship, borrower-relationship, and credit cardholder intangible assets, will be required to be tested for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as amended. The provisions of Statement No. 147 became effective October 1, 2002.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to Statement No. 123's fair value method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement No. 148 does not amend Statement No. 123 or the intrinsic value method of APB Opinion No. 25, which is the method used by Park. See Note 11 for accounting for stock options. Park does not have any plans to change from using APB Opinion No. 25 for accounting for its employee stock options.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This Interpretation of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities or, in many cases, special-purpose entities (SPEs). These entities must have certain characteristics for the required consolidation and financial reporting. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An enterprise that holds significant variable interests in a variable interest entity but is not the primary beneficiary is required to disclose certain information regarding its interest in variable interest entities. This Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. It also applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

The adoption of SFAS No. 147 and No. 148 and Interpretation No. 46 will not have a material impact on Park's results of operation or financial condition.

2. ORGANIZATION AND ACQUISITIONS

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB), The Richland Trust Company (RTC), Century National Bank (CNB), The First-Knox National Bank of Mount Vernon (FKNB), United Bank N.A. (UB), Second National Bank (SNB), The Security National Bank and Trust Co. (SEC), and The Citizens National Bank of Urbana (CIT), Park is engaged in a general commercial banking and trust business, primarily in Central Ohio. A wholly owned subsidiary of Park, Guardian Finance Company (GFC) began operating in May 1999. GFC is a consumer finance company located in Central Ohio. PNB operates through two banking divisions with the Park National Division headquartered in Newark, Ohio and the Fairfield National Division headquartered in Lancaster, Ohio. FKNB also operates through two banking divisions with the First-Knox National Division headquartered in Mount Vernon, Ohio and the Farmers and Savings Division headquartered in Loudonville, Ohio. SEC also operates through two banking divisions with the Security National Division headquartered in Springfield, Ohio and The Unity National Division (formerly The Third Savings and Loan Company) headquartered in Piqua, Ohio. All of the banking subsidiaries and their respective divisions generally provide the following principal services: the acceptance of deposits for demand, savings, and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit and commercial and auto leasing; trust services; cash management; safe deposit operations; electronic funds transfers; online internet banking with bill pay service; and a variety of additional banking-related services. See Note 19 for financial information on the Corporation's banking subsidiaries.

On March 23, 2001, Park merged with Security Banc Corporation, a $995 million bank holding company headquartered in Springfield, Ohio, in a transaction accounted for as a pooling-of-interests. Park issued approximately 3,350,000 shares of common stock to the stockholders of Security Banc Corporation based upon an exchange ratio of .284436 shares of Park common stock for each outstanding share of Security Banc Corporation common stock. The three financial institution subsidiaries of Security Banc Corporation (The Security National Bank and Trust Co., The Citizens National Bank of Urbana, and The Third Savings and Loan Company) are being operated as two separate subsidiaries by Park. The Third Savings and Loan Company is now being operated as a separate division of The Security National Bank and Trust Co. under the name of Unity National and The Citizens National Bank of Urbana is also being operated as a separate banking subsidiary of Park. The historical financial statements of Park have been restated to show Security Banc Corporation and Park on a combined basis. Separate results of operations for Park and Security Banc Corporation follow:

(Dollars in thousands)	Twelve Months Ended December 31, 2000
Net interest income	
Park	$138,895
Security Banc Corporation	41,897
Combined	$180,792
Net income	
Park	$ 55,405
Security Banc Corporation	13,142
Combined	$ 68,547
Basic earnings per share	
Park	$ 5.11
Security Banc Corporation	1.11
Combined	$ 4.82
Diluted earnings per share	
Park	$ 5.10
Security Banc Corporation	1.10
Combined	$ 4.81

On April 30, 2000, Park merged with U.B. Bancshares, Inc., a $180 million one bank holding company headquartered in Bucyrus, Ohio in a transaction accounted for as a pooling-of-interests. Park issued approximately 325,000 shares of common stock to the stockholders of U.B. Bancshares, Inc. based upon an exchange ratio of .577209 shares of Park common stock for each outstanding share of U.B. Bancshares, Inc. common stock. United Bank, N.A., the wholly owned subsidiary of U.B. Bancshares, Inc. is being operated as a separate banking subsidiary by Park. Park also merged with SNB Corp., a $300 million one bank holding company headquartered in Greenville, Ohio, on April 30, 2000 in a transaction accounted for as a pooling-of-interests. Park issued approximately 835,000 shares of common stock to the stockholders of SNB Corp. based upon an exchange ratio of 5.367537 shares of Park common stock for each outstanding share of SNB Corp. common stock. Second National Bank, the wholly owned subsidiary of SNB Corp., is being operated as a separate banking subsidiary by Park.

On December 13, 2001, Security National Division acquired a branch office in Jamestown, Ohio. In addition to the fixed assets, the purchase included $15 million in deposits and $3 million in loans. The excess of the cost over net tangible assets purchased, core deposit intangible, was $1 million and is being amortized using the straight-line method over seven years.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $25,814,000 and $37,959,000 at December 31, 2002 and 2001, respectively. No other compensating balance arrangements were in existence at year end.

4. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at December 31 are as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2002:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 158,122	$ 3,513	$ —	$ 161,635
Obligations of states and political subdivisions	111,019	6,387	7	117,399
U.S. Government agencies' asset-backed securities and other asset-backed securities	681,316	26,723	—	708,039
Other equity securities	42,860	331	—	43,191
Total	$ 993,317	$36,954	$ 7	$1,030,264
2002:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 24,835	$ 777	$ —	$ 25,612
U.S. Government agencies' asset-backed securities and other asset-backed securities	328,043	7,033	—	335,076
Total	$ 352,878	$ 7,810	$ —	$ 360,688
2001:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$190,390	$ 7,112	$ —	$ 197,502
Obligations of states and political subdivisions	124,345	3,156	165	127,336
U.S. Government agencies' asset-backed securities and other asset-backed securities	1,067,219	12,603	9,277	1,070,545
Other equity securities	41,314	211	247	41,278
Total	$1,423,268	$23,082	$9,689	$1,436,661
2001:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 26,618	$ 180	$ 326	$ 26,472
Other asset-backed securities	900	10	—	910
Total	$ 27,518	$ 190	$ 326	$ 27,382

The amortized cost and estimated fair value of investments in debt securities at December 31, 2002 are shown below by contractual maturity or the expected call date, except for asset-backed securities which are shown based on expected maturities. The average yield is computed on a tax equivalent basis using a 35 percent tax rate.

(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Maturity	Average Yield
Securities Available-for-Sale				
U.S. Treasury and agencies' notes:				
Due within one year	$134,749	$136,311	.1 years	3.76%
Due one through five years	23,373	25,324	1.7 years	7.18%
Total	$158,122	$161,635	.5 years	4.27%
Obligations of states and political subdivisions:				
Due within one year	$ 19,874	$ 20,316	.6 years	7.53%
Due one through five years	60,815	64,933	3.2 years	7.30%
Due five through ten years	29,827	31,609	5.9 years	7.14%
Due over ten years	503	541	10.7 years	6.85%
Total	$111,019	$117,399	3.5 years	7.30%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$148,045	$150,216	.4 years	6.72%
Due one through five years	527,573	551,893	4.1 years	5.74%
Due five through ten years	5,698	5,930	6.1 years	5.84%
Total	$681,316	$708,039	3.3 years	5.95%
Securities Held-to-Maturity				
Obligations of state and political subdivisions:				
Due within one year	$3,557	$3,583	.6 years	6.89%
Due one through five years	13,771	14,202	3.2 years	6.87%
Due five through ten years	7,507	7,827	5.9 years	6.66%
Total	$ 24,835	$ 25,612	3.7 years	6.81%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$223,397	$227,515	.8 years	5.60%
Due one through five years	104,646	107,561	1.4 years	5.43%
Total	$328,043	$335,076	1.0 years	5.55%

Investment securities having a book value of $988,538,000 and $918,102,000 at December 31, 2002 and 2001, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

In 2002, 2001, and 2000, gross gains of $113,000, $192,000, and -0- and gross losses of $295,000, $52,000 and $889,000 were realized, respectively. Tax benefits related to net securities losses were $64,000 in 2002, and $311,000 in 2000. Tax expense related to net securities gains in 2001 was $49,000.

5. LOANS

The composition of the loan portfolio is as follows:

December 31 (Dollars in thousands)	2002	2001
Commercial, financial and agricultural	$ 440,030	$ 440,336
Real estate:		
Construction	99,102	89,235
Residential	998,202	1,073,801
Commercial	617,270	595,567
Consumer, net	441,747	477,579
Leases, net	95,836	119,290
Total loans	$2,692,187	$2,795,808

Under the Corporation's credit policies and practices, all nonaccrual and restructured commercial, financial, agricultural, construction and commercial real estate loans meet the definition of impaired loans under SFAS No. 114 and 118. Impaired loans as defined by SFAS No. 114 and 118 exclude certain consumer loans, residential real estate loans and lease financing classified as nonaccrual. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

Nonaccrual and restructured loans are summarized as follows:

December 31 (Dollars in thousands)	2002	2001
Impaired loans:		
Nonaccrual	$17,579	$17,303
Restructured	2,599	2,254
Total impaired loans	20,178	19,557
Other nonaccrual loans	—	—
Total nonaccrual and restructured loans	$20,178	$19,557

The allowance for credit losses related to impaired loans at December 31, 2002 and 2001 was $4,036,000 and $3,911,000, respectively. All impaired loans for both periods were subject to a related allowance for credit losses.

The average balance of impaired loans was $20,427,000, $21,560,000 and $13,372,000 for 2002, 2001, and 2000, respectively.

Interest income on impaired loans is recognized after all past due and current principal payments have been made, and collectibility is no longer doubtful. For the years ended December 31, 2002, 2001, and 2000, the Corporation recognized $1,080,000, $1,626,000 and $858,000, respectively, of interest income on impaired loans, which included $833,000, $1,188,000 and $425,000, respectively, of interest income recognized using the cash basis method of income recognition.

Certain of the Corporation's executive officers, directors and their affiliates are loan customers of the Corporation's banking subsidiaries. As of December 31, 2002 and 2001, loans aggregating approximately $86,111,000 and $79,958,000, respectively, were outstanding to such parties. These loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection.

6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

(Dollars in thousands)	2002	2001	2000
Balance, January 1	$59,959	$57,473	$52,140
Provision for loan losses	15,043	13,059	14,790
Losses charged to the reserve	(19,827)	(17,820)	(13,996)
Recoveries	6,853	7,247	4,539
Balance, December 31	$62,028	$59,959	$57,473

7. INVESTMENT IN FINANCING LEASES

The following is a summary of the components of the Corporation's net investment in direct financing leases, which are included in loans.

December 31 (Dollars in thousands)	2002	2001
Total minimum payments to be received	$63,864	$ 79,066
Estimated unguaranteed residual value of leased property	36,182	47,527
Less unearned income	(4,210)	(7,303)
Total	$95,836	$119,290

Minimum lease payments to be received as of December 31, 2002 are:

(In thousands)	
2003	$31,079
2004	15,251
2005	8,126
2006	5,349
2007	3,020
Thereafter	1,039
Total	$63,864

8. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (Dollars in thousands)	2002	2001
Land	$ 9,777	$ 9,715
Buildings	45,198	44,368
Equipment, furniture and fixtures	45,949	43,989
Leasehold improvements	2,022	1,779
Total	102,946	99,851
Less accumulated depreciation and amortization	(64,212)	(59,941)
Premises and Equipment, net	$ 38,734	$39,910

Depreciation and amortization expense amounted to $5,630,000, $5,515,000 and $5,452,000 for the three years ended December 31, 2002, 2001 and 2000, respectively.

The Corporation and its subsidiaries lease certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2003	$ 967,000
2004	842,000
2005	598,000
2006	409,000
2007	277,000
Thereafter	481,000
Total	$3,574,000

Rent expense amounted to $1,120,000, $972,000 and $830,000, for the three years ended December 31, 2002, 2001 and 2000, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

December 31 (Dollars in thousands)	2002	2001
Securities sold under agreements to repurchase and federal funds purchased	$174,086	$276,467
Federal Home Loan Bank advances	0	40,000
Other short-term borrowings	14,792	1,844
Total short-term borrowings	$188,878	$318,311

The outstanding balances for all short-term borrowings as of December 31, 2002, 2001 and 2000 and the weighted-average interest rates as of and paid during each of the years then ended are as follows:

(Dollars in thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2002:			
Ending balance	$174,086	$ 0	$14,792
Highest month-end balance	293,551	70,000	14,792
Average daily balance	206,637	14,923	4,678
Weighted-average interest rate:			
As of year-end	1.13%	—	1.25%
Paid during the year	1.42%	1.80%	2.18%
2001:			
Ending balance	$276,467	$ 40,000	$1,844
Highest month-end balance	276,467	117,500	13,649
Average daily balance	235,447	38,493	5,304
Weighted-average interest rate:			
As of year-end	1.67%	1.65%	1.40%
Paid during the year	3.16%	4.29%	3.96%

(Dollars in thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2000:			
Ending balance	$215,307	$ 55,600	$ 4,792
Highest month-end balance	219,100	144,100	12,605
Average daily balance	197,270	93,162	4,730
Weighted-average interest rate:			
As of year-end	5.22%	6.56%	6.50%
Paid during the year	5.27%	6.46%	6.36%

At December 31, 2002 and 2001, Federal Home Loan Bank (FHLB) advances were collateralized by the FHLB stock owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31 (Dollars in thousands)	2002	2001
Fixed rate Federal Home Loan Bank advances with monthly principal and interest payments:		
5.63% Advance due February 2004	$ 117	$ 227
6.32% Advance due February 2005	229	231
6.95% Advance due May 2007	64	120
6.56% Advance due December 2007	67	80
6.55% Advance due February 2008	179	310
2.00% Advance due November 2027	35	36
2.00% Advance due January 2028	35	36
December 31 (Dollars in thousands)	**2002**	**2001**
Fixed rate Federal Home Loan Bank advances with monthly interest payments:		
7.01% Advance due February 2002	$ —	$ 5,000
7.01% Advance due June 2002	—	5,000
5.91% Advance due April 2003	1,000	1,000
5.99% Advance due February 2005	3,000	3,000
5.96% Advance due June 2005	2,000	2,000
5.85% Advance due September 2005	3,000	3,000
4.80% Advance due January 2006	75,000	75,000
4.76% Advance due November 2008	9,500	9,500
4.61% Advance due December 2008	3,000	3,000
4.98% Advance due January 2009	50,000	50,000
5.20% Advance due March 2009	20,000	20,000
6.14% Advance due September 2010	10,000	10,000
5.80% Advance due November 2010	5,000	5,000
4.75% Advance due January 2011	5,000	5,000
Adjustable rate Federal Home Loan Bank advances with monthly interest payments:		
1.91% Advance due June 2003	—	95,000
1.99% Advance due December 2003	—	100,000
Total long-term debt	$187,226	$392,540

At December 31, 2002 and 2001, Federal Home Loan Bank (FHLB) advances were collateralized by the FHLB stock owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

11. STOCK OPTION PLAN

The Park National Corporation 1995 Incentive Stock Option Plan ("the Park Plan") was adopted April 17, 1995, amended April 20, 1998, and April 16, 2001. The Park Plan is intended as an incentive to encourage stock ownership by the key employees of the affiliates of the Corporation. The maximum number of common shares with respect to which incentive stock options may be granted under the Park Plan is 1,200,000. At December 31, 2002, 551,420 options were available for future grants under this plan. Incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No incentive stock options may be granted under the Park Plan after January 16, 2005.

The stock option plans of SNB Corp., U.B. Bancshares, Inc., and Security Banc Corporation are included in Park's stock option activity and related information summarized below. All data have been restated, as applicable, for subsequent stock dividends.

	Stock Options Outstanding Number	Weighted Average Exercise Price per Share
January 1, 2000	308,596	$78.33
Granted	100,351	94.75
Exercised	(41,069)	45.64
Forfeited/Expired	(12,141)	97.80
December 31, 2000	355,737	86.23
Granted	125,383	88.09
Exercised	(19,496)	55.54
Forfeited/Expired	(11,852)	89.87
December 31, 2001	449,772	87.98
Granted	164,376	92.69
Exercised	(49,726)	63.28
Forfeited/Expired	(12,216)	86.76
December 31, 2002	**552,206**	**$91.63**

Range of exercise prices:	$33.04 – $161.72
Weighted-average remaining contractual life:	2.9 Years
Exerciseable at year end:	537,837
Weighted-average exercise price of exerciseable options:	$91.62

The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 2002, 2001 and 2000 respectively: risk-free interest rates of 3.82%, 4.82% and 6.15%; a dividend yield of 3.00% for 2002 and 2.50% for 2001 and 2000, a volatility factor of the expected market price of the Corporation's common stock of .145, .211 and .195 and a weighted-average expected option life of 4.0 years. The weighted-average fair value of options granted were $10.50, $16.32 and $18.97 for 2002, 2001 and 2000, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, options valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table presents pro forma net income and net income per share had compensation costs for the Corporation's stock option plans been determined consistent with SFAS No. 123.

(Dollars in thousands, except per share data)	2002	2001	2000
Net income as reported	**$85,579**	$78,362	$68,547
Pro-forma net income	**83,852**	76,315	66,718
Basic earnings per share as reported	**6.17**	5.59	4.82
Pro-forma basic earnings per share	**6.04**	5.44	4.69
Diluted earnings per share as reported	**6.15**	5.58	4.81
Pro-forma diluted earnings per share	**6.03**	5.43	4.68

12. BENEFIT PLANS

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes.

(Dollars in thousands)	2002	2001	2000
Change in benefit obligation:			
Benefit obligation at beginning of year	**$31,642**	$27,595	$26,137
Service cost	**2,047**	1,861	1,605
Interest cost	**2,261**	2,144	1,959
Actuarial (gain) or loss	**(211)**	1,132	(888)
Benefits paid	**(1,854)**	(1,090)	(1,218)
Benefit obligation at end of year	**33,885**	31,642	27,595
Change in plan assets:			
Fair value of plan assets at beginning of year	**27,750**	30,733	30,004
Actual return on plan assets	**(3,948)**	(1,893)	1,488
Company contributions	**2,292**	—	460
Benefits paid	**(1,854)**	(1,090)	(1,219)
Fair value of plan assets at end of year	**24,240**	27,750	30,733
Funded status of the plan (underfunded)	**(9,645)**	(3,892)	3,138
Unrecognized net actuarial loss (gain)	**7,802**	2,124	(3,639)
Unrecognized prior service cost	**274**	11	3
Unrecognized net transition asset	**—**	—	121
Additional minimum liability	(2,458)	—	—
Accrued benefit cost	**$ (4,027)**	$ (1,757)	$ (377)

December 31 (Dollars in thousands)	2002	2001	2000
Weighted average assumptions:			
Discount rate	**7.00%**	7.28%	7.72%
Expected return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.00%**	5.00%	4.83%

(Dollars in thousands)	2002	2001	2000
Components of net periodic benefit cost:			
Service cost	**$ 2,047**	$ 1,861	$ 1,605
Interest cost	**2,261**	2,144	1,959
Expected return on plan assets	**(2,197)**	(2,440)	(2,431)
Amortization of prior service cost	**(7)**	(8)	(50)
Recognized net actuarial loss	**—**	(177)	(64)
Benefit cost	**$ 2,104**	$ 1,380	$ 1,019

The Corporation has a voluntary salary deferral plan covering substantially all of its employees. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1,240,000, $1,139,000 and $1,070,000 for 2002, 2001 and 2000, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2002 and 2001, the accrued benefit cost for this plan totaled $3,369,000 and $2,784,000, respectively. The expense for the Corporation was $660,000, $320,000, and $1,015,000 for 2002, 2001, and 2000, respectively.

13. FEDERAL INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (Dollars in thousands)	2002	2001
Deferred tax assets:		
Allowance for loan losses	**$21,479**	$20,623
Intangible assets	**3,615**	2,531
Deferred compensation	**3,369**	2,553
Other	**2,127**	2,589
Total deferred tax assets	**$30,590**	$28,296
Deferred tax liabilities:		
Lease revenue reporting	**$14,046**	$17,726
Accumulated other comprehensive income	**12,071**	4,688
Deferred investment income	**7,573**	5,795
Other	**2,127**	1,450
Total deferred tax liabilities	**35,817**	29,659
Net deferred tax (liability) assets	**$ (5,227)**	$ (1,363)

The components of the provision for federal income taxes are shown below:

(Dollars in thousands)	2002	2001	2000
Currently payable	**$39,115**	$31,791	$24,107
Deferred	**(3,519)**	763	3,950
Total	**$35,596**	$32,554	$28,057

The following is a reconcilement of federal income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2002, 2001 and 2000.

December 31	2002	2001	2000
Statutory corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income	**(2.4%)**	(2.8%)	(3.4%)
Tax credits (low income housing)	**(1.9%)**	(1.9%)	(1.7%)
Other	**(1.3%)**	(.9%)	(.9%)
Effective tax rate	**29.4%**	29.4%	29.0%

14. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" requires the reporting of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31 (Dollars in thousands, except per share data)	2002	2001	2000
Numerator:			
Net income	**$ 85,579**	$ 78,362	$ 68,547
Denominator:			
Basic earnings per share:			
Weighted-average shares	**13,878,530**	14,020,303	14,212,401
Effect of dilutive securities – stock options	**31,144**	30,899	39,203
Diluted earnings per share:			
Adjusted weighted-average shares and assumed conversions	**13,909,674**	14,051,202	14,251,604
Earnings per share:			
Basic earnings per share	**$6.17**	$5.59	$4.82
Diluted earnings per share	**$6.15**	$5.58	$4.81

15. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2002, approximately $616,000 of the total stockholders' equity of the bank subsidiaries is available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk are as follows:

December 31 (Dollars in thousands)	2002	2001
Loan commitments	**$498,762**	$442,371
Unused credit card limits	**150,821**	148,064
Standby letters of credit	**13,224**	8,233

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Central Ohio. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location.

In 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (the Interpretation). The Interpretation will change current practice in the accounting for, and disclosure of, guarantees, which for Park generally applies to its standby letters of credit. The Interpretation requires certain guarantees to be recorded at fair value, which differs from the current practice of recording a liability when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, Accounting for Contingencies. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Park estimates that the implementation of this new Interpretation will be immaterial to Park's results of operations in 2003.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2002 and 2001 is as follows:

December 31, (In thousands)	2002 Carrying Amount	2002 Fair Value	2001 Carrying Amount	2001 Fair Value
Financial assets:				
Cash and federal funds sold	$ 238,788	$ 238,788	$ 169,143	$ 169,143
Interest bearing deposits with other banks	50	50	50	50
Investment securities	1,383,142	1,390,952	1,464,179	1,464,043
Loans:				
Commercial, financial and agricultural	440,030	440,030	440,336	440,336
Real estate:				
Construction	99,102	99,102	89,235	89,235
Residential	998,202	1,013,554	1,073,801	1,085,463
Commercial	617,270	626,276	595,567	601,511
Consumer, net	441,747	447,680	477,579	482,632
Total loans	2,596,351	2,626,642	2,676,518	2,699,177
Allowance for loan losses	(62,028)	—	(59,959)	0
Loans receivable, net	$2,534,323	$2,626,642	$2,616,559	$2,699,177
Financial liabilities:				
Noninterest bearing checking	$ 594,157	$ 594,157	$ 515,333	$ 515,333
Interest bearing checking	481,117	481,117	418,815	418,815
Savings	545,578	545,578	525,682	525,682
Money market accounts	310,032	310,032	288,039	288,039
Time deposits	1,562,686	1,581,954	1,564,801	1,579,870
Other	1,565	1,565	1,533	1,533
Total deposits	$3,495,135	$3,514,403	$3,314,203	$3,329,272
Short-term borrowings	188,878	188,878	318,311	318,311
Long-term debt	187,226	205,617	392,540	402,004
Unrecognized financial instruments:				
Loan commitments	—	(499)	—	(422)
Standby letters of credit	—	(66)	—	(41)

18. CAPITAL RATIOS

The following table reflects various measures of capital at December 31, 2002 and December 31, 2001:

December 31, (Dollars in thousands)	2002 Amount	2002 Ratio	2001 Amount	2001 Ratio
Total equity (1)	$509,292	11.45%	$468,346	10.25%
Tier 1 capital (2)	468,794	16.51%	437,876	14.84%
Total risk-based capital (3)	504,642	17.78%	474,908	16.09%
Leverage (4)	468,794	10.72%	437,876	9.97%

(1) Computed in accordance with generally accepted accounting principles, including accumulated other comprehensive income.

(2) Stockholders' equity less certain intangibles and accumulated other comprehensive income; computed as a ratio to risk-adjusted assets as defined.

(3) Tier 1 capital plus qualifying loan loss allowance; computed as a ratio to risk-adjusted assets, as defined.

(4) Tier 1 capital computed as a ratio to average total assets less certain intangibles.

The Corporation's Tier 1, total risk-based capital and leverage ratios are well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

At December 31, 2002, and 2001, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991.

19. SEGMENT INFORMATION

The Corporation's segments are its banking subsidiaries. The operating results of the banking subsidiaries are monitored closely by senior management and each president of the subsidiary and division are held accountable for their results. Information about reportable segments follows. See Note 2 for a detailed description of the individual banking subsidiaries.

Operating Results for the year ended December 31, 2002 (In thousands)	**PNB**	**RTC**	**CNB**	**FKNB**	**UB**	**SNB**	**SEC**	**CIT**	**All Other**	**Total**
Net interest income	**$ 61,793**	**$ 22,277**	**$ 19,599**	**$ 30,484**	**$ 8,762**	**$ 13,582**	**$ 34,031**	**$ 6,643**	**$ 8,161**	**$ 205,332**
Provision for loan losses	**6,590**	**1,995**	**880**	**2,963**	**205**	**225**	**1,090**	**705**	**390**	**15,043**
Other income	**21,550**	**3,662**	**5,561**	**6,055**	**1,834**	**1,950**	**8,269**	**1,505**	**464**	**50,850**
Depreciation and amortization	**2,026**	**378**	**455**	**669**	**257**	**443**	**933**	**277**	**192**	**5,630**
Other expense	**33,895**	**12,214**	**10,553**	**14,607**	**5,694**	**6,940**	**18,846**	**4,251**	**7,334**	**114,334**
Income before taxes	**40,832**	**11,352**	**13,272**	**18,300**	**4,440**	**7,924**	**21,431**	**2,915**	**709**	**121,175**
Federal income taxes	**12,524**	**3,844**	**4,435**	**5,654**	**1,295**	**2,299**	**6,824**	**896**	**(2,175)**	**35,596**
Net income	**$ 28,308**	**$ 7,508**	**$ 8,837**	**$ 12,646**	**$ 3,145**	**$ 5,625**	**$ 14,607**	**$ 2,019**	**$ 2,884**	**$ 85,579**
Balances at December 31, 2002:										
Assets	**$1,509,224**	**$470,775**	**$427,107**	**$661,338**	**$192,574**	**$333,374**	**$829,928**	**$166,424**	**$(144,119)**	**$4,446,625**
Loans	**872,341**	**257,535**	**278,644**	**461,014**	**97,001**	**176,501**	**467,049**	**80,257**	**1,845**	**2,692,187**
Deposits	**1,167,628**	**374,094**	**335,318**	**484,411**	**167,887**	**269,024**	**593,783**	**128,096**	**(25,106)**	**3,495,135**
Operating Results for the year ended December 31, 2001										
Net interest income	$ 59,933	$ 20,257	$ 18,669	$ 28,927	$ 7,640	$ 12,028	$ 33,396	$ 6,754	$ 5,340	$ 192,944
Provision for loan losses	4,025	1,255	270	1,673	520	(1,565)	5,800	819	262	13,059
Other income	20,128	3,182	4,410	5,759	1,335	1,619	6,960	1,398	447	45,238
Depreciation and amortization	1,761	424	503	658	268	627	791	300	183	5,515
Other expense	33,800	10,801	9,919	14,901	5,649	6,602	18,777	4,112	4,131	108,692
Income before taxes	40,475	10,959	12,387	17,454	2,538	7,983	14,988	2,921	1,211	110,916
Federal income taxes	12,475	3,707	4,131	5,092	629	2,302	4,763	923	(1,468)	32,554
Net income	$ 28,000	$ 7,252	$ 8,256	$ 12,362	$ 1,909	$ 5,681	$ 10,225	$ 1,998	$ 2,679	$ 78,362
Balances at December 31, 2001:										
Assets	$1,430,184	$487,638	$443,353	$669,384	$202,301	$334,354	$897,741	$175,967	$ (71,407)	$4,569,515
Loans	885,086	266,913	279,148	459,087	94,453	191,958	527,545	90,626	992	2,795,808
Deposits	967,842	374,905	316,225	492,018	164,421	249,733	631,105	137,944	(19,990)	3,314,203
Operating Results for the year ended December 31, 2000										
Net interest income	$ 56,405	$ 18,118	$ 17,087	$ 26,803	$ 7,053	$ 11,314	$ 33,734	$ 6,653	$ 3,625	$ 180,792
Provision for loan losses	2,099	1,462	391	1,465	880	2,334	5,521	540	98	14,790
Other income	16,805	2,534	3,091	5,157	559	944	6,543	1,229	602	37,464
Depreciation and amortization	1,518	458	503	837	273	555	813	333	162	5,452
Other expense	30,979	10,205	9,073	13,907	5,467	5,737	18,181	3,973	3,888	101,410
Income before taxes	38,614	8,527	10,211	15,751	992	3,632	15,762	3,036	79	96,604
Federal income taxes	11,726	2,860	3,188	4,633	141	717	5,075	975	(1,258)	28,057
Net income	$ 26,888	$ 5,667	$ 7,023	$ 11,118	$ 851	$ 2,915	$ 10,687	$ 2,061	$ 1,337	$ 68,547
Balances at December 31, 2000:										
Assets	$1,299,046	$452,209	$392,457	$611,650	$180,704	$314,404	$839,571	$169,943	$ (54,583)	$4,205,401
Loans	923,116	269,971	293,071	479,252	96,210	215,880	571,730	106,288	686	2,956,204
Deposits	922,704	330,242	314,245	466,487	152,618	239,079	604,859	132,072	(10,055)	3,152,251

Reconciliation of financial information for the reportable segments to the Corporation's consolidated totals follow:

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2002:						
Totals for reportable segments	**$197,171**	**$5,438**	**$107,000**	**$37,771**	**$4,590,744**	**$3,520,241**
Elimination of intersegment items	**—**	**—**	**—**	**—**	**(198,364)**	**(25,106)**
Parent Co. and GFC totals – not eliminated	**8,161**	**42**	**7,334**	**(2,175)**	**54,245**	**—**
Other items	**—**	**150**	**—**	**—**	**—**	**—**
Totals	**$205,332**	**$5,630**	**$114,334**	**$35,596**	**$4,446,625**	**$3,495,135**
2001:						
Totals for reportable segments	$187,604	$5,332	$104,561	$34,022	$4,640,922	$3,334,193
Elimination of intersegment items	—	—	—	—	(110,620)	(19,990)
Parent Co. and GFC totals – not eliminated	5,340	33	4,131	(1,468)	39,213	—
Other items	—	150	—	—	—	—
Totals	$192,944	$5,515	$108,692	$32,554	$4,569,515	$3,314,203
2000:						
Totals for reportable segments	$177,167	$5,290	$97,522	$29,315	$4,259,984	$3,162,306
Elimination of intersegment items	—	—	—	—	(71,775)	(10,055)
Parent Co. and GFC totals – not eliminated	3,625	12	3,888	(1,258)	17,192	—
Other items	—	150	—	—	—	—
Totals	$180,792	$5,452	$101,410	$28,057	$4,205,401	$3,152,251

20. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents noninterest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments for income taxes of $1,621,000, $1,422,000, and $652,000 in 2002, 2001, and 2000, respectively.

At December 31, 2002 and 2001, stockholders' equity reflected in the Parent Company balance sheet includes $127.9 million and $129.1 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

at December 31, 2002 and 2001

(In thousands)	2002	2001
Assets:		
Cash	**$ 71,315**	$ 63,029
Investment in subsidiaries	**302,886**	290,315
Debentures receivable from subsidiary banks	**56,000**	56,000
Other investments	**1,873**	1,625
Dividends receivable from subsidiaries	**76,775**	58,500
Other assets	**38,722**	28,956
Total assets	**$547,571**	$498,425
Liabilities:		
Dividends payable	**$ 11,463**	$ 10,606
Other liabilities	**26,816**	19,473
Total liabilities	**38,279**	30,079
Total stockholders' equity	**509,292**	468,346
Total liabilities and stockholders' equity	**$547,571**	$498,425

Statements of Income

for the years ended December 31, 2002, 2001 and 2000

(In thousands)	2002	2001	2000
Income:			
Dividends from subsidiaries	**$85,300**	$106,500	$76,099
Interest and dividends	**6,443**	4,309	3,075
Other	**436**	426	597
Total income	**92,179**	111,235	79,771
Expense:			
Other, net	**6,452**	3,649	3,466
Total expense	**6,452**	3,649	3,466
Income before federal taxes and equity in undistributed earnings of subsidiaries	**85,727**	107,586	76,305
Federal income tax benefit (expense)	**2,327**	1,513	1,266
Income before equity in undistributed earnings of subsidiaries	**88,054**	109,099	77,571
Equity in undistributed earnings of subsidiaries	**(2,475)**	(30,737)	(9,024)
Net income	**$ 85,579**	$78,362	$68,547

Statements of Cash Flows

for the years ended December 31, 2002, 2001 and 2000

(In thousands)	2002	2001	2000
Operating activities:			
Net income	**$85,579**	$78,362	$68,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	**2,475**	30,737	9,024
Decrease (increase) in dividends receivable from subsidiaries	**(18,275)**	2,125	(34,502)
(Increase) decrease in other assets	**(9,239)**	(18,600)	20,025
Increase (decrease) in other liabilities	**4,885**	18,943	(1,282)
Net cash provided by operating activities	**65,425**	111,567	61,812
Investing activities:			
Repayment (purchase) of debenture from subsidiary bank	**—**	5,000	(12,000)
Capital contribution to subsidiary	**—**	(32,960)	—
Sale (purchase) of investment securities	**161**	—	(250)
Other, net	**189**	191	
Net cash provided by (used in) investing activities	**350**	(27,769)	(12,250)
Financing activities:			
Cash dividends paid	**(42,292)**	(37,585)	(35,429)
Proceeds from issuance of common stock	**—**	—	304
Cash payment for fractional shares	**(3)**	(97)	(39)
Purchase of treasury stock, net	**(15,194)**	(16,778)	(19,534)
Net cash used in financing activities	**(57,489)**	(54,460)	(54,698)
Increase (decrease) in cash	**8,286**	29,338	(5,136)
Cash at beginning of year	**63,029**	33,691	38,827
Cash at end of year	**$71,315**	$63,029	$33,691

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Park National Corporation

We have audited the accompanying consolidated balance sheets of Park National Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park National Corporation and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Columbus, Ohio
January 21, 2003

PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451
www.parknationalcorp.com